Sticker to Prospectus

The Prospectus for Axion Power International, Inc. consists of (1) this sticker, (2) sticker dated November 21, 2008, and (3) the Prospectus, which is dated August 12, 2008, which contains information related to the current status of the offering and updates certain financial information of Axion Power International, Inc. to December 31, 2008.

Filed Pursuant to Rule 424(b)(3)
SEC File No. 333-150901

SUPPLEMENT NO. 2
DATED APRIL 14, 2009

TO PROSPECTUS DATED
August 12, 2008

Summary

We are providing you with this Supplement No. 2, dated April 14, 2009, to update the Prospectus, dated August 12, 2008.  The information in this Supplement No. 1 supplements, modifies and supersedes some of the information contained in the Axion Power International, Inc. (“Axion”) Prospectus.

The primary purposes of this Supplement No. 2 are to:

·	Describe the current status of the offering; and

·	Update certain financial information of Axion to December 31, 2008.

Current Status of the Offering

There have been no shares sold under this Prospectus.

Compensation Paid to Affiliates and Certain Non-Affiliates

None.

Certain Financial Information of Axion Power International, Inc. for the Twelve Months  Ended December 31, 2008

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
Axion Power International, Inc.

We have audited the accompanying consolidated balance sheets of Axion Power International, Inc. as of December 31, 2008 and 2007, and the related consolidated statements of operations, cash flows, and changes in stockholders’ equity and comprehensive income for the years then ended and for the period since inception (September 18, 2003) through December 31, 2008. Axion Power International Inc.’s management is responsible for these consolidated financial statements. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Axion Power International, Inc. as of December 31, 2008 and 2007, and the results of its operations and its cash flows for the years then ended and for the period since inception (September 18, 2003) through December 31, 2008 in conformity with accounting principles generally accepted in the United States of America.

/s/ Rotenberg & Co., LLP

Rotenberg & Co., LLP
Rochester, New York
March 24, 2009

AXION POWER INTERNATIONAL, INC
CONSOLIDATED BALANCE SHEETS
(A Development Stage Company)

	December 31, 2008	December 31, 2007
ASSETS
Current Assets:
Cash and cash equivalents	$3,124,168	$671,244
Short-term investments	2,193,920	-
Accounts receivable	128,035	133,646
Other receivables	64,456	341,801
Inventory	1,269,515	375,635
Prepaid expenses	78,989	82,102
Total current assets	6,859,083	1,604,428

Property & equipment, net	3,274,183	2,119,252
Other receivables, non-current	28,388	-
TOTAL ASSETS	$10,161,654	$3,723,680

LIABILITIES AND STOCKHOLDERS' EQUITY
Current Liabilities:
Accounts payable	$1,324,287	$1,573,436
Other current liabilities	162,580	583,591
Notes payable to related parties	-	2,259,826
Liability to issue equity instrument	-	106,183
Total current liabilities	1,486,867	4,523,036

Deferred revenue	751,096	840,945
Total liabilities	2,237,963	5,363,981

Stockholders' Equity:
Convertible preferred stock-12,500,000 shares authorized
. Senior preferred – 1,000,000 shares designated . 137,500 issued and outstanding (137,500 in 2007)	1,656,735	1,515,376
. Series A preferred – 2,000,000 shares designated . 718,997 shares issued and outstanding (822,997 in 2007)	9,440,359	9,802,894
Common stock-100,000,000 shares authorized $0.0001 par value 26,417,437 issued & outstanding (16,498,298 in 2007)	2,641	1,625
Additional paid in capital	46,184,287	25,768,331
Deficit accumulated during development stage	(49,111,062)	(38,498,704)
Cumulative foreign currency translation adjustment	(249,269)	(229,823)
Total Stockholders' Equity	7,923,691	(1,640,301)

TOTAL LIABILITIES & STOCKHOLDERS' EQUITY	$10,161,654	$3,723,680

The Accompanying Notes are an Integral Part of the Financial Statements

AXION POWER INTERNATIONAL, INC
CONSOLIDATED STATEMENTS OF OPERATIONS
(A Development Stage Company)

	Years Ended		Inception
	December 31,		(9/18/2003) to
	2008	2007	December 31, 2008

Revenues	$679,559	$533,911	$1,488,847
Costs of goods sold	368,922	283,357	1,210,262
Gross profit	310.637	250.554	278.585

Expenses
Selling, general & administrative	4,846,189	3,720,632	18,015,381
Research & development	3,960,909	2,155,873	13,951,670
Impairment of assets	-	-	1,391,485
Interest expense - related party	1,137,436	276,651	2,151,923
Derivative revaluation	(2,844)	(72,236)	362,508
Mega C Trust Share Augmentation (Return)	-	-	400,000
Interest & other income, net	(57,224)	(47,708)	(534,152)
Net loss before income taxes	(9,573,829)	(5,782,658)	(35,460,230)

Income Taxes Expense (Benefit)	(79,170)	83,469	4,299
Deficit accumulated during development stage	(9,494,659)	(5,886,127)	(35,464,529)

Less preferred stock dividends and beneficial conversion feature	(1,117,699)	(8,417,955)	(13,646,533)
Net loss applicable to common shareholders	$(10,612,358)	$(14,284,082)	$(49,111,062)

Basic and diluted net loss per share	$(0.46)	$(0.88)	$(3.11)

Weighted average common shares outstanding	22,826,187	16,247,299	15,776,245

The Accompanying Notes are an Integral Part of the Financial Statements

AXION POWER INTERNATIONAL, INC
CONSOLIDATED STATEMENTS OF CASH FLOWS
(A Development Stage Company)

	Years Ended		Inception
	December 31,		(9/18/2003) to
	2008	2007	12/31/2008

Cash Flows from Operating Activities:
Deficit accumulated during development stage	$(9,494,659)	$(5,866,127)	$(35,464,529)
Adjustments required to reconcile deficit accumulated during development stage to cash flows used by operating activities
Depreciation	189,804	176,196	543,286
Impairment of assets	-	-	1,391,486
Non-cash interest expense	868,211	224,536	1,830,583
Derivative revaluations	(2,844)	(72,236)	362,508
Equity instruments issued for services	861,705	478,113	4,350,499
Mega C Trust Share Augmentation (Return)	-	-	400,000
Changes in Operating Assets & Liabilities
Accounts receivable	5,612	(88,639)	(134,905)
Other receivables	277,345	87,233	(42,496)
Prepaid expenses	3,113	10,478	(76,401)
Inventory	(893,879)	(108,449)	(1,269,514)
Accounts payable	(249,149)	661,969	2,978,931
Other current liabilities	(421,009)	(252,500)	183,712
Deferred revenue and other	(2,370)	840,945	838,575
Liability to issue equity instruments	-	178,419	178,419
Net cash used by operating activities	(8,858,120)	(3,730,062)	(23,929,846)

Cash Flows from Investing Activities
Short term investments	(2,193,920)	-	(2,193,920)
Long term notes, net	(28,388)	-	(1,245,404)
Purchase of property & equipment	(1,432,213)	(1,250,643)	(3,814,180)
Investment in intangible assets	-	-	(167,888)
Net cash used by investing activities	(3,654,521)	(1,250,643)	(7,421,392)

Cash Flow from Financing Activities
Proceeds from related party debt, net	(1,483,485)	1,630,032	5,179,771
Proceeds from sale of common stock; net of costs	16,468,500	-	20,185,905
Proceeds from exercise of warrants	-	-	1,655,500
Proceeds from sale of preferred stock, net of costs	-	390,500	7,472,181
Net cash provided by financing activities	14,985,015	2,020,532	34,493,357

Net Change in Cash and Cash Equivalents	2,472,374	(2,960,173)	3,142,119
Effect of Exchange Rate on Cash	(19,450)	21,137	(17,951)
Cash and Cash Equivalents - Beginning	671,244	3,610,280	-
Cash and Cash Equivalents - Ending	$3,124,168	$671,244	$3,124,168

The Accompanying Notes are an Integral Part of the Financial Statements

Axion Power International, Inc.
Consolidated Statement of Stockholders' Equity (Deficit)
For Periods Ended December 31, 2003; 2004; 2005; 2006; 2007; 2008
(A Development Stage Company)

	Preferred			Common				Deficit Accumulated During	Other Comprehensive Income Cumulative	Total Stockholders'
	Shares	Senior Preferred	Series A Preferred	Shares	Common Stock Amount	Additional Paid- In Capital	Subscriptions Receivable	Development Stage	Translation Adjustments	Equity (Deficit)
Inception September 18, 2003	0	$0		0	$0	$0	$0	$0	$0	$0
Shares to founders upon formulation of APC				1,360,000	137	(137)	0			0
Stock based compensation				170,000	17	48,936				48,953
Conversion of debt to equity				1,108,335	111	1,449,889	(350,000)			1,100,001
Debt Discount from convertible debt						86,402				86,402
Unamortized discount on convertible debt						(77,188)				(77,188)
Fair value of options issued as loan inducements						15,574				15,574
Shared issued during Recapitalization
- Shares issued to Mega-C trust				6,147,483	615	(615)				0
- Equity acquired in recapitalization				1,875,000	188	(188)				0
Net Loss December 31, 2003								(3,097,030)		(3,097,030)
Other Comprehensive income (loss):
Foreign Currency Translation Adjustment									(56,547)	(56,547)
Comprehensive loss										(3,153,577)
Balance at December 31, 2003	0	$0		10,660,818	$1,067	$1,522,674	$(350,000)	$(3,097,030)	$(56,547)	$(1,979,836)
Shares issued to founders				445,000	45	(45)				0
Augmentation shares issued to Mega-C trust				180,000	18					0
Conversion of debt				283,333	28	451,813	350,000			801,841
Warrants in consideration for technology purchased						563,872				563,872
Common stock offering - net of cost				823,800	81	1,607,053				1,607,134
Proceeds from exercise of warrants				475,200	48	867,972				868,020
Liability converted as partial prepayment on options						306,000				306,000
Stock based compensation				45,000	5	191,738				191,742
Fraction Shares Issued Upon Reverse Spilt				48,782	5	(5)				0
Net Loss December 31, 2004								(3,653,637)		(3,653,637)
Other Comprehensive income (loss):
Foreign Currency Translation Adjustment									(74,245)	(74,245)
Comprehensive loss										(3,727,882)
Balance at December 31, 2004	0	$0		12,961,933	$1,296	$5,511,054	$0	$(6,750,667)	$(130,792)	$(1,369,109)
Proceeds From Exercise of Warrants & Options				853,665	85	1,283,395	(496,000)			787,480
Common Stock Offering Proceeds				600,000	60	1,171,310	(200,000)			971,370
Preferred Stock Offering proceeds	385,000	3,754,110					(25,000)			3,729,110
Conversion of preferred to common	(245,000)	(2,475,407)		1,470,000	147	2,475,260				0
Stock issued for services				500,000	50	1,524,950				1,525,000
Fair Value of Options for Non-Employee Services						237,568				237,568
Employee incentive share grants				219,000	22	647,480				647,502
Impact of beneficial conversion feature						3,099,156		(3,099,156)		0
Preferred Stock Dividends		176,194						(176,194)		0
Net Loss December 31, 2005								(6,325,113)		(6,325,113)

Other Comprehensive income (loss):
Foreign Currency Translation Adjustment									(24,780)	(24,780)
Comprehensive loss										(6,349,893)
Balance at December 31, 2005	140,000	$1,454,897		16,604,598	$1,661	$15,950,173	$(721,000)	$(16,351,130)	$(155,572)	$179,028

Preferred Series A Proceeds	782,997		7,571,768							7,571,768
Preferred - Dividends		119,092	103,101					(222,193)		0
Senior Preferred Cancellation	(2,500)	(25,000)					25,000			0
Common Stock Offering Proceeds				80,000	8	199,992	696,000			896,000
Proceeds from exercise of warrants				56,700	6	113,394				113,400
Employee incentive share grants				6,000	1	23,999				24,000
Augmentation shares issued to Mega-C trust				(500,000)	(50)	(1,124,950)				(1,125,000)
Stock based compensation						1,241,231				1,241,231
Fair value of warrants with related party debt						885,126				885,126
Modification of preexisting warrants						392,811				392,811
Fair value warrants issued for services						86,848				86,848
Beneficial conversion feature on related party debt						95,752				95,752
Beneficial conversion feature on Preferred Stock			(6,096,634)			6,709,970		(613,336)		0
Net Loss December 31, 2006								(7,027,963)		(7,027,963)
Other Comprehensive income (loss):										0
Foreign Currency Translation Adjustment									(95,387)	(95,387)
Comprehensive loss										(7,123,350)

Balance at December 31, 2006	920,497	$1,548,989	$1,578,235	16,247,298	1,625	24,574,346	-	(24,214,622)	(250,959)	$3,237,614

Preferred Series A Proceeds	40,000		337,270							337,270
Preferred - Dividends		130,566	1,790,755					(1,921,321)		0
Employee incentive share grants				1,000	0	315,950				315,950
Stock based compensation						215,393				215,393
Fair value of warrants with related party debt						98,463				98,463
Modification of preexisting warrants		(164,179)				164,179				0
Beneficial conversion feature on Preferred Stock			6,096,634			400,000		(6,496,634)		0
Net Loss December 31, 2007								(5,866,127)		(5,866,127)
Other Comprehensive income (loss):										0
Foreign Currency Translation Adjustment									21,136	21,136
Comprehensive loss										(5,844,991)

Balance at December 31, 2007	960,497	$1,515,376	$9,802,894	16,248,298	$1,625	$25,768,331	$0	$(38,498,704)	$(229,823)	$(1,640,301)

Preferred - Dividends		141,359	976,340					(1,117,699)		0
Preferred Converted into Common Stock	(104,000)		(1,338,875)	1,071,099	107	1,338,768				0
Bridge Loans Converted into Common Stock				514,611	51	1,080,633				1,080,684
Proceeds from Quercus Trust-net of costs				8,571,429	857	15,273,908				15,274,765
Employee incentive share grants				12,000	1	435,725				435,726
Stock based compensation						425,979				425,979
Fair value of warrants with related party debt						667,208				667,208
Fair value warrants issued for services						1,193,735				1,193,735
Net Loss December 31, 2008								(9,494,659)		(9,494,659)
Other Comprehensive income (loss):										0
Foreign Currency Translation Adjustment									(19,446)	(19,446)
Comprehensive loss										(9,551,990)

Balance at December 31, 2008	856,497	$1,656,735	$9,440,359	26,417,437	$2,641	$46,184,287	$0	$(49,111,062)	$(249,269)	$7,923,691

The Accompanying Notes are an Integral Part of the Financial Statements

AXION POWER INTERNATIONAL, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(A DEVELOPMENT STAGE COMPANY)

Note 1 — Organization and Operations

These consolidated financial statements of Axion Power International, Inc., a Delaware corporation (API), include the operations of its wholly owned subsidiaries; Axion Power Battery Manufacturing, Inc (APB), Axion Power Corporation, a Canadian Federal corporation (“APC”), and C & T Co. Inc., an Ontario corporation (“C&T”) (collectively, the Company).

Axion is developing innovative battery/energy storage device technology. The Company continues its research and development and has entered the testing phase of its unique battery designs. Development activities, testing and prototype manufacturing is performed at the Company’s manufacturing facility. The Company also manufactures on a limited basis specialty batteries for resale.

Note 2 —Accounting Policies

Use of Estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from the estimates.

Principles of Consolidation: The consolidated financial statements include the accounts of Axion, and its wholly owned subsidiaries, APB, APC and C&T (collectively, the Company). All significant inter-company balances and transactions have been eliminated in consolidation.

Basis of Presentation: The financial statements have been presented in a “development stage” format in accordance with the provisions of Statement of Financial Accounting Standards (FASB) No. 7, Accounting and Reporting by Development Stage Enterprises. Since inception, the Company’s primary activities have been raising capital, obtaining financing, developing Axion’s energy storage technology and testing its proposed products.

Segment Reporting: Management has determined that the Company is organized, managed and internally reported as one business segment. Segments are determined based on differences in products, internal reporting and how operational decisions are made.

Foreign Currency Translation:  The accounts of APC and C&T are measured using the Canadian dollar as the functional currency for all the periods presented in the financial statements. The translation from Canadian dollars to U.S. dollars is performed for the balance sheet accounts using current exchange rates in effect at each of the balance sheet dates, and for the revenue and expense accounts using the average rate in effect during the periods. The resulting translation adjustments are recorded as a component of accumulated other comprehensive income (loss) within stockholders’ equity. Gains or losses resulting from transactions denominated in currencies other than the functional currency are included in the results of operations as incurred. The gains or losses arising from the inter-company loan denominated in U.S. dollars are directly reflected in other comprehensive income, as the amounts are not expected to be repaid in the foreseeable future.

Comprehensive Income: The Company follows FASB No. 130, “Reporting Comprehensive Income.” Comprehensive income, as defined by Statement 130, is the change in equity of a business enterprise during a reporting period from transactions and other events and circumstances from non-owner sources. In addition to the Company’s net loss, the change in equity components under comprehensive income include the foreign currency translation adjustment.

Fair Value of Financial Instruments: FASB No. 107, "Disclosures about Fair Value of Financial Instruments," requires disclosure of fair value information about certain financial instruments, including, but not limited to, cash and cash equivalents, accounts receivable, refundable tax credits, prepaid expenses, accounts payable, accrued expenses, notes payable to related parties and convertible debt-related securities. Fair value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2008 and 2007. The carrying value of the balance sheet financial instruments included in the Company’s consolidated financial statements approximated their fair values.

On January 1, 2008, the Company adopted FASB Statement No. 157, “Fair Value Measurements” (SFAS No. 157) which defines fair value, establishes a framework for measuring fair value, and requires additional disclosures about fair value measurements. The criterion that is set forth in SFAS No. 157 is applicable to fair value measurement where it is permitted or required under other accounting pronouncements.
SFAS No. 157 defines fair value as the exit price, which is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value measurement is based on inputs of observable and unobservable market data that a market participant would use in pricing the asset or liability. The use of observable inputs is maximized where available and the use of unobservable inputs is minimized for fair value measurement. As a means to illustrate the inputs used, SFAS No. 157 establishes a three-tier fair value hierarchy that prioritizes inputs to valuation techniques used for fair value measurement.

	Level 1 consists of observable market data in an active market for identical assets or liabilities.
	Level 2 consists of observable market data, other than that included in Level 1, that is either directly or indirectly observable.

Level 3 consists of unobservable market data. The input may reflect the assumptions of the Company of what a market participant would use in pricing an asset or liability. If there is little available market data, then the Company’s own assumptions are the best available information.

 In the case of multiple inputs being used in a fair value measurement, the lowest level input that is significant to the fair value measurement represents the level in the fair value hierarchy in which the fair value measurement is reported.

Cash and Cash Equivalents:  For financial statement presentation purposes, the Company considers those short-term, highly liquid investments with original maturities of three months or less to be cash or cash equivalents.

Concentration of Credit Risk: The Company’s cash and cash equivalents are on deposit with banks. Only a portion of the cash and cash equivalents would be covered by deposit insurance and the uninsured balances are substantially greater than the insured amounts. Although cash and cash equivalent balances exceed insured deposit amounts, management does not anticipate non-performance by the banks.

Accounts Receivable: The Company records its accounts receivable at the original invoice amount less an allowance for doubtful accounts. An account receivable is considered to be past due if any portion of the receivable balance is outstanding beyond its scheduled due date. On a quarterly basis, the Company evaluates its accounts receivable and establishes an allowance for doubtful accounts and established an allowance for doubtful accounts for specific accounts that are considered at risk as to collection. When a customer account is considered to be uncollectible it is written off against the related allowance. . No interest is accrued on past due accounts receivable.

Inventory: Inventory is recorded at the lower of cost or market value, and adjusted as appropriate for decreases in valuation and obsolescence. Adjustments to the valuation and obsolescence reserves are made after analyzing market conditions, current and projected sales activity, inventory costs and inventory balances to determine appropriate reserve levels. As of December 31, 2008, no reserve for obsolescence was deemed necessary. Cost is determined using the first-in first-out (FIFO) method. Many components and raw materials we purchase have minimum order quantities. As of December 31, 2008, inventory costs of $1,270,000 consisted of $354,000 of finished goods, $344,000 of work-in-process and $572,000 of raw materials. These amounts include $535,000 of finished batteries, work-in-process and raw materials for our manufacturing subcontract. As of December 31, 2007 inventory costs of $376,000 consisted of  $302,000 of raw materials,  $55,000 of work-in-process and $19,000 of finished goods.

Property and Equipment: Property and equipment are recorded at cost. Depreciation is computed using the straight line method over the estimated useful lives of the assets, ranging from 3 to 22 years.
Expenditures for renewals and betterments are capitalized. Expenditures for minor items, repairs and maintenance are charged to operations as incurred. Gain or loss upon sale or retirement due to obsolescence is reflected in the operating results in the period the event takes place.

Impairment or Disposal of Long-Lived Assets: The Company adopted the provisions of FASB No. 144 (FASB 144), “Accounting for the Impairment or Disposal of Long-lived Assets.” This standard requires, among other things, that long-lived assets be reviewed for potential impairment whenever events or circumstances indicate that the carrying amounts may not be recoverable. The assessment of possible impairment is based on the ability to recover the carrying value of the asset from the expected future pre-tax cash flows (undiscounted and without interest charges) of the related operations. If these expected cash flows are less than the carrying value of such asset, an impairment loss is recognized for the difference between estimated fair value and carrying value. The primary measure of fair value is based on discounted cash flows. The measurement of impairment requires management to make estimates of these cash flows related to long-lived assets, as well as other fair value determinations. There were no impairments recognized for years ended December 31, 2008 and 2007.

 Revenue Recognition: The Company recognizes revenue upon transfer of title at the time of shipment (F.O.B. shipping point), when all significant contractual obligations have been satisfied, the price is fixed or determinable, and collectability is reasonably assured.

 Shipping and Handling Costs: All shipping and handling costs charged to customers are recorded as Net Sales and all related expenses are included in Cost of Sales. Shipping and handling costs not billed to customers are included in selling, general and administrative expense.

Stock-Based Compensation: Prior to January 1, 2006, the Company accounted for stock option awards in accordance with the recognition and measurement provisions of Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees, (APB 25)” and related interpretations, as permitted by Statement of Financial Accounting Standard No. 123, “Accounting for Stock-Based Compensation”, (SFAS 123). Under APB 25, compensation cost for stock options issued to employees was measured as the excess, if any, of the fair value of the Company’s stock at the date of grant over the exercise price of the option granted. Compensation cost was recognized for stock options, if any, ratably over the vesting period. As permitted by SFAS 123, the Company reported pro-forma disclosures presenting results and earnings as if the Company had used the fair value recognition provisions of SFAS 123 in the Notes to the Consolidated Financial Statements.

Effective January 1, 2006, the Company adopted the provisions of Statement of Financial Accounting Standards No. 123 (revised 2004), “Share-Based Payment”, (SFAS 123(R)) using the modified prospective transition method. See footnote captioned “Equity Compensation” for further detail on the impact of SFAS 123(R) to the Company’s consolidated financial statements.

Stock-based compensation related to non-employees is recognized as compensation expense in the accompanying consolidated statements of operations and is based on the fair value of the services received or the fair value of the equity instruments issued, whichever is more readily determinable. The Company’s accounting policy for equity instruments issued to consultants and vendors in exchange for goods and services follows the provisions of EITF 96-18, “Accounting for Equity Instruments That are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services” and EITF 00-18, “Accounting Recognition for Certain Transactions Involving Equity Instruments granted to Other Than Employees.” The measurement date for the fair value of the equity instruments issued is determined at the earlier of (i) the date at which a commitment for performance by the consultant or vendor is reached or (ii) the date at which the consultant or vendor’s performance is complete. In the case of equity instruments issued to consultants, the fair value of the equity instrument is recognized over the term of the consulting agreement.

Research and Development: Research and development costs are recorded in accordance with FASB No, 2, “Accounting for Research and Development Costs,” which requires that costs incurred in research and development activities covering basic scientific research and the application of scientific advances to the development of new and improved products and their uses be expensed as incurred. The policy of expensing the costs of research and development activities relate to (i) in-house work conducted by the Company; (ii) costs incurred in connection with contracts that outsource research and development to third party developers; and (iii) costs incurred in connection with the acquisition of intellectual property that is properly classified as in-process research and development. All research and development costs have been expensed.

Income Taxes: Deferred income taxes are recorded in accordance with FASB No. 109, “Accounting for Income Taxes,” or FASB 109, and deferred tax assets and liabilities are determined based on the differences between financial reporting and the tax basis of assets and liabilities using the tax rates and laws in effect when the differences are expected to reverse. FASB 109 provides for the recognition of deferred tax assets if realization of such assets is more likely than not to occur. Realization of net deferred tax assets is dependent upon generating sufficient taxable income in future years in appropriate tax jurisdictions to realize benefit from the reversal of temporary differences and from net operating loss, or NOL, carryforwards. The Company has determined it more likely than not that the deferred tax asset resulting from these timing differences will not materialize and have provided a valuation allowance against the entire net deferred tax asset. Management will continue to evaluate the realizability of the deferred tax asset and its related valuation allowance. If the assessment of the deferred tax assets or the corresponding valuation allowance were to change, the Company would record the related adjustment to income during the period in which the determination is made. The tax rate may also vary based on actual results and the mix of income or loss in domestic and foreign tax jurisdictions in which operations take place.

Refundable tax credits are recorded, to the extent receipt is assured, in the year that they are earned and included in other income.

The provision for taxes represents corporate-level franchise taxes which may be based on assets, equity, capital stock or a variation thereof.

Recent Accounting Pronouncements:

In February 2007, Statement of Financial Accounting Standards No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities-Including an Amendment of FASB Statement No. 115,” (FASB 159), was issued. This standard allows a company to irrevocably elect fair value as the initial and subsequent measurement attribute for certain financial assets and financial liabilities on a contract-by-contract basis, with changes in fair value recognized in earnings. The provisions of this standard are effective as of the beginning of our fiscal year 2008, with early adoption permitted. The adoption of FASB No. 159 did not have a material impact on the Company’s consolidated financial position, results of operation, or cash flows.

 In December 2007, the FASB issued SFAS No. 141(R), Business Combinations and SFAS No. 160, Accounting and Reporting of Noncontrolling Interest in Consolidated Financial Statements, an amendment of ARB No. 51. These new standards will significantly change the accounting for and reporting of business combinations and non-controlling (minority) interests in consolidated financial statements. Statement Nos. 141(R) and 160 are required to be adopted simultaneously and are effective for the first annual reporting period beginning on or after December 15, 2008. Earlier adoption is prohibited. The Company is currently evaluating the impact of adopting SFAS Nos. 141(R) and SFAS 160 on its consolidated financial statements.

In March 2008, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standard (“SFAS”) No. 161, "Disclosures about Derivative Instruments and Hedging Activities—an amendment of FASB Statement No. 133”.  SFAS 161 requires enhanced disclosures about an entity’s derivative and hedging activities.  SFAS 161 is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008 with early application encouraged.  As such, the Company is required to adopt these provisions at the beginning of the fiscal year ended December 31, 2009.  The Company is currently evaluating the impact of SFAS 161 on its consolidated financial statements but does not expect it to have a material effect.

In May 2008, the Financial Accounting Standards Board issued Statement of Financial Accounting Standard (“SFAS”) No. 162, "The Hierarchy of Generally Accepted Accounting Principles”.  SFAS 162 identifies the sources of accounting principles and the framework for selecting the principles used in the preparation of financial statements of nongovernmental entities that are presented in conformity with generally accepted accounting principles (GAAP) in the United States.  SFAS 162 is effective 60 days following the SEC’s approval of the Public Company Accounting Oversight Board amendments to AU Section 411, The Meaning of Present Fairly in Conformity With Generally Accepted Accounting Principles. The Company is currently evaluating the impact of SFAS 162 on its consolidated financial statements but does not expect it to have a material effect.

In May 2008, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standard (“SFAS”) No. 163, "Accounting for Financial Guarantee Insurance Contracts—an interpretation of FASB Statement No. 60" (“SFAS 163”).  SFAS 163 interprets Statement 60 and amends existing accounting pronouncements to clarify their application to the financial guarantee insurance contracts included within the scope of that Statement.  SFAS 163 is effective for financial statements issued for fiscal years beginning after December 15, 2008, and all interim periods within those fiscal years.  As such, the Company is required to adopt these provisions at the beginning of the fiscal year ended December 31, 2009.  The Company is currently evaluating the impact of SFAS 163 on its consolidated financial statements but does not expect it to have a material effect.

Reclassifications

Certain reclassifications have been made to the 2007 financial statement presentation to correspond to the current year’s presentation. Total equity and net income are unchanged due to these reclassifications.

Note 3 -            Grant Revenue

Grants from Commonwealth of Pennsylvania: On April 30, 2007, the Company was awarded a series of retroactive grants from the Commonwealth of Pennsylvania with an aggregate value of $1.2 million. Grants for $900,000 were specifically designated for equipment purchases and the remaining $300,000 for job training and tax credits. The $150,000 Opportunity Grant Program grant requires the Company to hire 86 full-time employees by March 31, 2009, spend a total of $6,492,300 of non-public funds as part of the company’s operating expenses and equipment purchases by March 31, 2009 and maintain an operation in Neshannock Township through March 31, 2011. Failure to meet these goals could result in a partial return of the $150,000 grant allocation. During the year ended December 31, 2007, the Company recognized amounts related to these grants for the purchase of equipment. The Company records equipment grants as other receivables and deferred revenue based on qualifying equipment purchases that are billed to the Commonwealth for reimbursement at a rate of 75% of the amount paid by the Company. Deferred revenue is amortized into income over the estimated useful life of the related equipment. As of December 31, 2008, deferred revenue was $751,096. During the year 2008, $89,849 of income was recorded for the amortization of deferred revenue. As of December 31, 2007, other receivables included $239,861 and deferred revenue of $840,945 was recorded for equipment grants. During the year ended December 31, 2007, $662,000 of cash was received and $60,916 of income was recorded for the amortization of the deferred revenue.

Note 4 -            Fair Value Measures

The Company has determined the fair value of certain assets through application of SFAS No. 157, Fair Value Measurements.

Fair value of assets and liabilities measured at December 31, 2008 are as follows:

Fair Value Measurements at Reporting Date Using:

		Quoted Prices In Active Markets for
	Fair Value	Identical Assets/Liabilities (Level 1)
December 31, 2008:

Available-for-sale securities

Certificates of Deposit	$194,000	$194,000

United States Treasury Bills	$1,999,920	$1,999,920

The Company did not hold any securities for the year ended December 31, 2007.

There were no gains or losses (realized and unrealized) included in earnings for the periods reported in investment income.

Financial assets and liabilities valued using level 1 inputs are based on unadjusted quoted market prices within active market.

Note 5 — Property and Equipment

A summary of property and equipment at December 31, 2008 and 2007is as follows:

	Estimated useful
	life	2008	2007
Asset deposit		$-	$-
Leasehold improvements	10	105,888	92,525
Machinery & equipment	3-22 years	3,801,600	2,382,749
Less accumulated depreciation		633,305	356,022
Net		$3,274,183	$2,119,252

Note 6 - Related Party Debt Financing

2007 Activity:

The Company issued a total of 270,000 warrants against the 2006 loan agreement executed with Mr. Averill during 2006 and has an obligation to issue an additional 230,000 warrants from these loans through the November 2007 date of extinguishment. In November 2007, the 2006 loan was subsequently extinguished in exchange for the security provided under the Secured Bridge Loan program offered during the fourth quarter of 2007. (See discussion of this loan under the caption “Secured Bridge Loan Financing” below).

In August 2007, Mr. Averill loaned the Company an additional $460,000 earning interest at a coupon rate of 12% per annum. The debt matures in two parts, with the $230,000 payable no later than September 30, 2007 and the final balance to be paid no later than December 31, 2007. As additional consideration for this loan, Mr. Averill is to receive a 3-year warrant to purchase 30,000 shares of common stock upon loan inception, an additional 2,000 warrants for each business day between the loan inception date and first repayment date, with the number of warrants pegged to the first repayment not to exceed 42,000 warrants, and an additional 1,000 warrants for each business day between the date of first repayment and second repayment date, with the number of warrants pegged to the second repayment not to exceed 64,000 warrants. The Company repaid Mr. Averill $115,000 on September 28, 2007, from which he is to receive the maximum number of warrants pegged to the first repayment date. On November 27, 2007 this loan was subsequently extinguished in exchange for the security provided under the Secured Bridge Loan program offered during the fourth quarter of 2007. The Company has an obligation to issue an additional 64,000 warrants from these loans through the November 27, 2007 extinguishment date. (See discussion of this loan under the caption “Secured Bridge Loan Financing” below).

On November 1, 2007, the Company borrowed an additional $267,900 from Robert Averill. This amount was invested in anticipation of the Secured Bridge Loan discussed below, earning interest at 14% per annum.

On November 27, 2007, Mr. Averill and the Company entered into an agreement to convert all outstanding debt obligations due and owing to Mr. Averill, into obligations under the Secured Bridge Loan discussed below, extinguishing the security interest Mr. Averill had in all of the assets of Axion Power Battery, Inc. in exchange for the security provided under the Secured Bridge Loan. At the time this indebtedness was converted, the Company owed Mr. Averill outstanding principal plus interest amounting to $1,111,910 together with new borrowings of $544,090 and $144,000 of loan origination fees recognized as a note discount, resulting in Mr. Averill holding a note for $1,800,000 under the Secured Bridge Loan financing. The loan has an original maturity of March 31, 2008, bears an initial interest rate of 14% per annum, and is jointly secured, along with all other investors in the Secured Bridge Loan, by all the assets including intellectual property assets of the Company and its subsidiaries. As additional consideration for this loan, Mr. Averill is to receive a warrant to purchase 61,290 shares of common stock. The warrants are exercisable for a period of five years from loan inception at a price of $2.35 per share.

Mr. Averill’s loan obligations specifically state that the warrant will be dated three years from date of issue. Whereas none of these warrants were issued during 2007, the expiration date on his warrants relating to both the 2006 carryover and the 2007 was not determined until 2008. In conjunction with this loan obligation carried over from 2007, the Company satisfied the remainder of its obligation to issue 366,000 warrants to Mr. Averill. Because of the delay in processing, these 3 year warrants, exercisable at a price of $6.00, were issued with an expiration date of March 31, 2011. Due to lower stock prices at the time of modification, the modification of these instruments resulted in a net decrease in fair value of these instruments.

In October 2007, Igor Filipenko, a member of the Board of Directors,  loaned the Company $115,000 under substantially the same agreement as Mr. Averill’s loan agreement of August 2007. Mr. Filipenko earns interest at a coupon rate of 12% per annum with a scheduled maturity of December 31, 2007. As additional consideration for this loan, Mr. Filipenko is to receive a 3-year warrant to purchase 5,250 shares of common stock upon loan inception, and an additional 500 warrants for each business day between the loan inception date and repayment date. The number of warrants pegged to repayment is not to exceed 26,500 warrants.  At the end of 2007, the Company had an obligation to issue an additional 31,750 warrants from this loan upon extinguishment on December 17, 2007. In conjunction with this loan obligation carried over from 2007, the Company satisfied the remainder of its obligation to issue 31,750 warrants to Mr. Filipenko. Because of the delay in processing, these 3 year warrants, exercisable at a price of $6.00, were issued with an expiration date of March 31, 2011. Due to lower stock prices at the time of modification, the modification of these instruments resulted in a net decrease in fair value of these instruments.  (See discussion of this loan under the caption “Secured Bridge Loan Financing” below). (See discussion of this loan under the caption “Secured Bridge Loan Financing” below).

In December 2007, Mr. Filipenko elected to participate in the fourth quarter short-term bridge loan arrangement whereby he converted his October loan of $115,000, contributed an additional $92,000 in cash, and received a note discount of $18,000 reflecting loan origination fees, resulting in Mr. Filipenko holding a note for $225,000 under the Secured Bridge Loan. The loan has an original maturity of March 31, 2008, bears an initial interest rate of 14% per annum, and is jointly secured, along with all other investors in the Secured Bridge Loan, by all the assets including intellectual property assets of the Company and its subsidiaries. As additional consideration for this loan, Mr. Filipenko is to receive a warrant to purchase 7,661 shares of common stock. The warrants are exercisable for a period of five years from loan inception at a price of $2.35 per share. (See discussion of this loan under the caption “Secured Bridge Loan Financing” below).

In December 2007, Glenn Patterson (HAP), a member of the Board of Directors, contributed $92,000 in cash and received a note discount of $8,000 reflecting loan origination fees by participating in the fourth quarter short-term bridge loan arrangement offered by the Company. The loan has an original maturity of March 31, 2008, bears an initial interest rate of 14% per annum, and is jointly secured, along with all other investors in the Secured Bridge Loan, by all the assets including intellectual property assets of the Company and its subsidiaries. As additional consideration for this loan, Mr. Patterson is to receive a warrant to purchase 3,405 shares of common stock. The warrants are exercisable for a period of five years from loan inception at a price of $2.35 per share. (See discussion of this loan under the caption “Secured Bridge Loan Financing” below).

2008 Activity:

The 2007 Bridge Loans had an original maturity date of March 31, 2008, with three extensions of the maturity date at the option of the Company, with higher interest rates to apply to each such extension.

On May 29, 2008, Glenn Patterson (HAP) converted $4,200 of his Bridge Loan into equity under the same terms offered to Quercus discussed in Item 7 “Recent Financing Activities” , with the $95,800 in principal repaid under the terms of the note for the Bridge Loan. Mr. Patterson received 4,627 warrants valued at $3,990 utilizing the Black-Scholes-Merton option pricing model.

 On June 30, 2008, Igor Filipenko was repaid $225,000 in principal under the terms of the note for the Bridge Loan.  Mr. Filipenko received 9,148 warrants valued at $9,768 utilizing the Black-Scholes-Merton option pricing model.

On June 30, 2008, Robert Averill, converted $800,000 under the same terms offered to Quercus discussed in Item 7 “Recent Financing Activities”, with the $1,000,000 in principal repaid  on July 1, 2008 under the terms of the note for the Bridge Loan.  Mr. Averill received 457,542 warrants valued at $342,748 utilizing the Black-Scholes-Merton option pricing model.

Options and Warrants: The loan agreements disclosed above provided for the aggregate issuance of 484,278 common stock purchase warrants, with only 86,528 having been issued as of December 31, 2007. We satisfied our obligation to issue the remainder of 397,750 warrants in March 2008 by issue to two of our directors.  As of December 31, 2007, the warrants due under these agreements had been valued at 276,882 and recorded as a note discount. Note discount of $154,201 had been amortized during the year ended December 31, 2007, of which $152,884 relates to the warrant obligations under these 2007 loans. $289,075 of unamortized debt discount relating to the 2007 obligations was amortized during the 1st quarter of 2008.  Because of the delay in processing, these 3 year warrants, exercisable at a price of $6.00, the settlement warrants were issued with an expiration date of March 31, 2011. Due to lower stock prices at the time of modification, the modification of these instruments resulted in a net decrease in fair value of these instruments. Decreases in fair value of embedded options resulting from a modification should not be recognized and accordingly are not reflected on the Company’s financial statements.

Secured Bridge Loan Financing:  In December 2007 the Company offered certain of its directors, officers, and significant investors the opportunity to participate in a short-term bridge loan arrangement in increments of $100,000, each such loan to bear interest at 14% and to be secured by all of the assets, including the intellectual property assets of Axion Power International and Axion Power Battery Manufacturing Inc. (the “Secured Bridge Loan”). Elections to participate must have been made no later than January 7, 2008, and if fully subscribed, the Secured Bridge Loan could result in up to $3,000,000 in short-term funding for the Company.

Total funding received under the Secured Bridge Loan as of December 31, 2007 amounted to $2,541,216, with additional funding of $100,000 in January of 2008. $2,125,000 was funded by three members of the Board of Directors, with the balance funded by four accredited investors.

The Bridge Loans had an original maturity date of March 31, 2008, with three extensions of the maturity date at the option of the Company, with higher interest rates to apply to each such extension. On March 31, 2008, we sent notice to the investors of our intention to extend the loan until April 30, 2008. In accordance with the option terms contained in the loan agreement, three of the investors chose to convert a total of $328,984 into equity under the same terms offered to Quercus. One of these investors later rescinded his election, opting for repayment. This resulted in a net conversion of $276,484 into equity under the same terms offered to Quercus. The extension entitled the remaining investors to earn an additional 1% extension fee based on the original loan amount and interest at the annual rate of 15%. On April 29, 2008, we sent notice to the investors of our intention to extend the loan until May 31, 2008. The extension entitles investors to earn an additional 1% extension fee based on the original loan amount and interest at the annual rate of 16%.  On May 29, 2008, a related party converted $4,200 of his Bridge Loan into equity under the same terms offered to Quercus, with the balance repaid under the terms of the note for the Bridge Loan. On May 30, 2008, we sent notice to the remaining investors of our intentions to extend the loan until June 30, 2008. The interest rate during the extension period increased to 18% with an extension fee equal to 2% of the original loan and an extension fee of 2% of the original loan was paid to the holders of the Bridge Loans. A loan origination fee was paid equal to 8% of the original loan. The origination fee decreased by one-half percent each week after December 15, 2007 until the loan closed on January 7, 2008. Warrants exercisable at $2.35 until December 31, 2012 are included. For each $100,000 increment of the Bridge Loan, the investors were issued warrants as follows: 3,405 warrants upon occurrence of the secured bridge loan: 851 additional warrants upon the extension of the loan to April 30, 2008; 1,276 additional warrants upon extension of the loan to May 31, 2008 and 2,128 additional warrants upon extension of the loan to June 30, 2008. Typical anti-dilution provisions apply to the warrants as do piggyback registration rights.

On June 30, 2008, a director, exercising his rights to convert under the same terms converted $800,000 of indebtedness under the Bridge Loans into 380,952 shares of common stock and warrants to purchase 380,952 shares of common stock at an exercise price of $2.60 per share, such warrants will expire on June 29, 2013. The remaining balance due, $1,235,028, of indebtedness from the Bridge Loans was repaid on July  1, 2008 with a portion of the proceeds from the Final Quercus Investment (as described below). The Bridge Loans have been fully repaid or converted, and there is no remaining indebtedness under these instruments.

Interest Expense:  Interest expense recognized for the year ended December 31, 2008 in connection with certain notes payable to related parties amounted to $1,137,485.  Of this total $277,045 relates to the interest coupon and $860,443 to the amortization of note discount associated with loan origination fees and detachable warrants.   The amounts reported as interest expense-related party on the income statement include payments to four accredited investors with certain associations to related parties. Interest expense recognized for the year ended December 31, 2007 in connection with these notes and related liabilities amounted to $276,651, of which $117,058 relates to the amortization of the note discount for warrants granted, $37,143 relates to the amortization of note discount reflected by the Secured Bridge Loan’s origination fees, and the remainder relates to the stated interest rate on the outstanding balance. In December 2007, loan origination fees of $202,216 were recognized as note discounts related to funding received in the fourth quarter on the Secured Bridge Loan. In January 2008, $7,500 in origination fees were recognized as a note discount in connection with an additional $92,500 of cash received for these notes. These note discounts are being amortized as interest expense over the life of the respective notes.
Note 7— Stockholders' Equity

Authorized Capitalization: The Company’s authorized capitalization includes 100,000,000 shares of common stock and 12,500,000 shares of preferred stock. This represents an increase in the number of authorized common shares from 50,000,000 pursuant to the Shareholder meeting vote on November 12, 2008.

 Common Stock:  At December 31, 2008, 26,417,437 shares of common stock were issued and outstanding. The holders of common stock are entitled to one vote for each share held of record on all matters to be voted on by stockholders. There is no cumulative voting with respect to the election of directors, with the result that the holders of more than 50% of the shares voted for the election of directors can elect all of the directors. Holders of common stock are entitled to receive dividends when and if declared by the board out of funds legally available. In the event of liquidation, dissolution or winding up, the common stockholders are entitled to share ratably in all assets remaining available for distribution to them after payment of liabilities and after provision has been made for each class of stock, if any, having preference over the common stock. The common stockholders have no conversion, preemptive or other subscription rights and there are no redemption provisions applicable to the common stock. All of the outstanding shares of common stock are fully paid and non-assessable.

Preferred Stock: The Company’s certificate of incorporation authorizes the issuance of 12,500,000 shares of blank check preferred stock. The Company’s board of directors has the power to establish the designation, rights and preferences of any preferred stock. Accordingly, the board of directors has the power, without stockholder approval, to issue preferred stock with dividend, liquidation, conversion, voting or other rights that could adversely affect the voting power or other rights of the holders of common stock.

At December 31, 2008, 137,500 shares of 8% Cumulative Convertible Senior Preferred stock were issued and outstanding, and 718,997 shares of Series A Convertible Preferred stock were issued and outstanding.

Equity Transactions –period ended December 31, 2003

APC and Tamboril Cigar Company (Tamboril, now Axion) reverse acquisition: In December 2003 Tamboril entered into a reverse acquisition agreement with APC. Under the terms of the agreement, all outstanding securities of APC were acquired by Tamboril in exchange for newly issued stock. Upon consummation of the transaction, the former stockholders of APC owned the majority of Tamboril’s outstanding shares and controlled Tamboril’s Board of Directors. Accordingly, the acquisition of APC by Tamboril was structured as a reverse acquisition under which Tamboril was the legal acquirer in the transaction and APC was the accounting acquirer. The transaction was treated as a recapitalization of APC for accounting purposes. Tamboril had no material assets or liabilities and 1,875,000 common shares outstanding on December 31, 2003 when it entered into a reverse acquisition with shareholders of APC. The historical financial statements presented prior to December 31, 2003 represent those of APC since its inception on September 18, 2003. The transactions of Tamboril are included beginning January 1, 2004. Subsequently, Tamboril changed its name to Axion Power International, Inc.

Prior to the reverse acquisition, APC issued rights to its founders for 1,360,000 shares of APC common stock as additional shares for money contributed through the purchase of convertible debt. Accordingly, there was no expense recorded related to these issuances of these shares. However, there was one founder that did not contribute funds in which APC valued the 170,000 shares issued as expense for services rendered during the period ending December 31, 2003 amounting to $48,953 based on the value of the shares received for the funds contributed by the other founders. The founders purchased convertible debt from APC for $1,450,000 of which $350,000 was not collected until 2004 which is included as a subscription receivable as of December 31, 2003. These convertible debt instruments were converted prior to the merger in which 1,108,335 shares of APC common stock were issued as consideration for $1,450,000 of convertible debt and $92,761 in unamortized debt discount attributable to detachable warrants.

The following transactions were completed in conjunction with the original closings:

	Tamboril had 1,875,000 shares of common stock outstanding at December 31, 2003 which is reflected as equity acquired in the recapitalization.


Tamboril settled $484,123 in pre-merger accrued related party compensation debt through the issuance of 233,400 warrants. No corresponding expense was recorded on the Company’s records because the debt was included on the legal acquirer’s (Tamboril’s) records prior to the reverse acquisition.


Tamboril issued 9,785,818 common shares (prior to the return of 1,000,000 shares from The Trust for the Benefit of the Shareholders of Mega-C Power Corp in the fiscal year ended December 31, 2006, as disclosed in the note captioned “Subsequent Events”) and 608,600 warrants to APC’s stockholders in exchange for a substantial controlling interest in APC. This includes the common shares issued to the founders, common shares and warrants issued in conjunction with the convertible notes, and shares issued to the Mega C Trust.


As part of the above described transaction, APC shareholders, who had rights to the stock agreed to have 7,147,483 shares of Tamboril shares to be issued to the Trust and APC shareholders retained the remaining shares. As a result of the November 21, 2006 Mega C Chapter 11 plan of reorganization, the Trust was required to return 1,000,000 shares of the common stock distributed to the Trust noted above for cancellation by the Company. The Company retroactively adjusted the return of the shares against the shares issued to the Trust resulting in 6,147,483 net shares issued to the Trust at December 31, 2003.

	The original reverse acquisition was amended on January 9, 2004. See discussion of the amendment under the explanation of the equity 2004 below.

 Equity Transactions –period ended December 31, 2004

APC and Tamboril Cigar Company (Tamboril, now Axion) reverse acquisition: Prior to the second part of the reverse acquisition on January 9, 2004, the Company adjusted the original shares issued to the founders by issuing rights to an additional 445,000 shares to the founders and 180,000 shares to the Trust. Since there was no additional service or money contributed there was no expense recorded related to the additional shares issued. Also, the Company issued 45,000 shares to the CEO which amounted to $72,000 valued at the pink sheet bid price on the date of grant. Certain related parties purchased convertible debt from APC for $400,000. The $400,000 of convertible debt purchased during 2004 and the remaining $50,000 of convertible debt outstanding at December 31, 2003 was converted into 283,333 shares of APC common stock during 2004.

2004 Private Placements: During the year ended December 31, 2004, the Company sold 823,800 shares of common stock and 463,100 warrants for net cash proceeds of $1,607,134. The Company also received $868,020 in cash proceeds from the exercise of 475,200 outstanding common stock purchase warrants. The Company issued 48,782 shares of common stock for rounding purposes in conjunction with the 2004 one-for-sixteen reverse stock split.

Equity Transactions –Year ended December 31, 2005

Augmentation of Trust and Trust Settlement: In February 2005, the Company issued 500,000 shares of common stock to The Trust for the Benefit of the Shareholders of Mega-C Power Corp. For accounting and financial reporting purposes, the stock issuance transaction was valued at $1,525,000, which represents the value of the shares on the date of issuance. This amount was charged to operating expenses during the year ended December 31, 2005. There were 500,000 shares returned to the Company for cancellation in November 2006 in connection with the bankruptcy court confirmation of the settlement (see note captioned “Mega-C Power Corp (Mega-C), Mega-C Trust (the Trust), The Taylor Litigation”). Those shares were effectively the return of the 500,000 shares issued to the Trust in February, 2005. The return of those shares was recorded as a reversal of the expense at fair value on the date of return in 2006 in the amount of $1,125,000 and has been subsequently cancelled. In addition, under the bankruptcy court confirmation of the settlement, the Trust corpus was reduced another 1,000,000 shares, which were returned to the Company and cancelled. The return in 2006 was the result of a negotiated settlement and there are no contingencies surrounding the Trust shares in 2005. This cancellation was considered a retroactive adjustment to the shares issued in the 2003 reverse acquisition.

2005 Private Placement of Senior Preferred: In February 2005, the board of directors designated 1,000,000 shares of preferred stock as 8% Cumulative Convertible Senior Preferred Stock (the “senior preferred”). The Company sold 385,000 shares of senior preferred at a price of $10 per share. The net proceeds of the offering included $2,754,110 in cash and $1,000,000 in liability conversion (see Note captioned “Transactions with a Related Party (C&T)”). At December 31, 2005, $25,000 of this amount was included in stock subscription receivable that was subsequently reversed in 2006 when the amount was deemed uncollectible. The senior preferred offering originally required the sale of a minimum of 500,000 shares ($5,000,000) before the offering proceeds would be available to the Company. The purchasers of the senior preferred ultimately waived this minimum offering condition. The preferred stock has liquidation preference equal to the stated value on the payment date before any payment or distribution is made to the holders of common stock.

So long as any senior preferred shares are outstanding, the Company cannot (i) issue any series of stock having rights senior to or on parity with the senior preferred (ii) amend, alter or repeal any provision of its Certificate of Incorporation or bylaws to adversely affect the relative rights, preferences, qualifications, limitations or restrictions of the senior preferred, or (iii) effect a reclassification of the senior preferred without the consent of the holders of a two-thirds majority of the outstanding shares. The Company is not authorized to issue any additional shares of senior preferred.

To provide for immediate cash needs during the offering period, the Company agreed to issue warrants to any purchaser of senior preferred who agreed to loan the Company the amount of the share proceeds until the $5 million minimum subscription was reached. In connection therewith, the purchasers of $565,000 of senior preferred agreed to release their subscription payments notwithstanding the minimum subscription and other restrictions in the associated private placement memorandum. As a result, the Company issued 282,500 warrants to those purchasers. By March 2005, the $5 million minimum was still not met and the Company agreed to issue 228,500 additional warrants to the purchasers of $2,285,000 of senior preferred who agreed to waive the minimum subscription requirement. The foregoing warrants are exercisable at a price of $2 per share, and were to expire on March 21, 2007. Because the warrants were detachable, granted in connection with the offering, immediately vested, and exercisable at a price that was less than the reported fair market value of the underlying common stock on the date of grant, the proceeds of the offering were allocated between the senior preferred and the warrants based on the relative fair value of each instrument. The assumed value of the senior preferred was determined based on the fair value of the underlying common shares and the fair value of the warrants was valued using the Black-Scholes-Merton option pricing model. The proceeds allocated to the senior preferred amounted to $3,440,268. The effective conversion price of the senior preferred was at a price lower than the market price of the common stock at the date of the issuance, resulting in a non-cash beneficial conversion feature of $2,315,482. This beneficial conversion feature was immediately recognized as additional non-cash dividends. On March 9, 2007 the Board of Directors unanimously agreed to extend the life 476,000 $2.00 warrants issued in March 2005 to purchasers who subscribed to the Senior Preferred private placement offering.

Holders of senior preferred have the right to convert their shares into common stock at any time, at an original conversion price of $2.00. The Company was required to register the underlying shares by April 30, 2005. The shares were not registered until June 2005 and as a result the conversion price was reduced to $1.86 per share. This reduction in the conversion price resulted in an additional beneficial conversion feature, valued at the fair value of the additional common shares issuable as a result of the reduced conversion price, amounting to $433,228.

Holders of senior preferred are entitled to anti-dilution protection for certain subsequent events, including the issuance of equity or debt securities that may be converted into common stock at a conversion price that is less than the conversion price of the senior preferred. As discussed in the note captioned “Subsequent Events,” the Company sold approximately 823,000 shares of Series A Preferred Stock that is convertible at a price of $1.25 per share. This stock sale triggered the anti-dilution provisions of the senior preferred stock and giving effect to all required adjustments, the adjusted conversion price of the senior preferred is now $1.68 per share as of December 31, 2006.

In September 2005, the Company offered all holders of preferred stock an early conversion incentive that was approximately equivalent to one year’s anticipated dividends on the preferred stock. While each share of senior preferred was convertible into 5.5 shares of common stock when the Company offered the early conversion incentive, 6 shares of common stock were issued for each share of senior preferred converted during the incentive period. A total of 245,000 shares were converted. The fair value of the additional common shares issued as a result of this inducement was recorded as a preferred dividend, amounting to $350,446.

The total of the beneficial conversion feature and conversion inducement for the year ended December 31, 2005 that is included in preferred dividends on the accompanying statement of operations amounted to $3,099,156. The Company analyzed the embedded derivative conversion feature and the free standing warrants issued in connection with the senior preferred and determined that the instruments are equity instruments and accordingly, are not accounted for as derivatives, requiring fair value accounting at each reporting period.

Holders of senior preferred are entitled to receive dividends at the annual rate of 8%. Dividends are payable quarterly on the last day of March, June, September and December of each year. Dividends are cumulative from the date of issuance and payable to holders of record. In order to conserve available resources, the Company did not pay cash dividends on the senior preferred in any quarter where the Company reported a net loss. Any accrued dividends that are not paid in cash will be added to the stated value of the senior preferred. Dividends accrued and added to the stated value of the senior preferred during the year ended December 31, 2006 and 2005 amounted to $119,092 and $176,194, respectively.

The senior preferred is redeemable by the Company under certain conditions unless the holders elect to exercise their conversion rights prior to the redemption date. Twenty percent of the senior preferred will become redeemable when the market price of the Company’s common stock exceeds $6.00 per share for at least 30 trading days within any period of 45 consecutive trading days. Thereafter, an additional twenty percent of the senior preferred will become redeemable for each $1.00 increase in the stabilized market price of the Company’s common stock. In connection with any proposed redemption of senior preferred, the Company will give each holder not less than 30 days notice of its intention to redeem a portion of the shares.

2005 Private Placement of Common Stock: Common stock private placement activities during the year ended December 31, 2005 were as follows:


The Company sold 600,000 units, each consisting of one share of common stock and a two-year warrant exercisable at $4.00 for a purchase price of $2.00 per unit, or $1,200,000, before offering costs. As of December 31, 2005, $200,000 is included in stock subscriptions receivable, which was received in 2006.


A director exercised 446,000 - $1 warrants/options and 25,000 - $2 options with a total exercise price of $496,000. The stock was issued and included in stock subscriptions receivable as of December 31, 2005. As of June 19, 2006, the full amount has been settled.

	Other holders exercised 382,665 options & warrants with an aggregate exercise price of $787,395.

Equity Transactions –Year ended December 31, 2006

Augmentation of Trust and Trust Settlement: See above 2005 transactions and the discussion in the note captioned “Mega-C Power Corp (Mega-C), Mega-C Trust (the Trust), The Taylor Litigation” for disclosures about shares issued to the Trust, returned from the Trust in November 2006 and the accounting for those shares.

Senior Preferred: During 2006, a subscription for senior preferred shares was cancelled, reducing the balance by 2,500 shares or $25,000. The senior preferred had an initial stated value of $10.00 per share. Accrued dividends that are not paid in cash within 10 days of a payment date will automatically be added to the stated value and the stated value, as adjusted, will be used for all future dividend and conversion calculations. The following table summarizes the earnings through 2008 and the expected future stated value of the senior preferred at the end of each quarter through December 31, 2009.

Quarter Ended	Adjusted Stated Value	Quarter Ended	Adjusted Stated Value

31-Mar-08	$12.72	31-Mar-09	$13.77

30-Jun-08	$12.97	30-Jun-09	$14.04

30-Sep-08	$13.23	30-Sep-09	$14.32

31-Dec-08	$13.50	31-Dec-09	$14.61

2006 Private Placement of Series A Preferred Stock: On October 18, 2006, the Company’s board of directors designated, from the Company’s total authorized 12,500,000 shares, a new series of preferred stock consisting of up to 2,000,000 shares designated Series A Convertible Preferred Stock (the “series A preferred”). During the fourth quarter of 2006, the Company sold an aggregate of 782,997 shares of series A preferred at a price of $10 per share for net proceeds of $7,722,470 including $4,352,500 in cash and $3,369,970 in liability conversion. In connection with the private placement, the Company incurred total offering expenses of $258,202, of which $107,500 was paid in cash, while the remainder was paid through the issuance of options to acquire shares of the Company’s common stock.

Under the terms of this new series of preferred stock, no more than 1,000,000 shares may be sold for cash and the remaining shares must be reserved for (i) issuance upon exercise of the conversion rights of holders of secured and unsecured short-term debt and (ii) to pay in-kind dividends on the series A preferred. So long as any series A preferred shares are outstanding, the Company cannot (i) issue any series of stock having rights senior to or on parity with the series A preferred (ii) amend, alter or repeal any provision of its Certificate of Incorporation or bylaws to adversely affect the relative rights, preferences, qualifications, limitations or restrictions of the series A preferred (iii) effect a reclassification of the series A preferred or (iv) issue any additional shares of series A preferred, each without the consent of the holders of a two-thirds majority of the outstanding shares. The holders of series A preferred have no pre-emptive rights with respect to any other securities of the Company and a liquidation preference equal to the stated value on the payment date before any payment or distribution is made to the holders of common stock.

Beginning on April 23, 2007, the shares of series A preferred shall be convertible at the option of the holders of record at an initial conversion price of $1.25 per share. Holders of series A preferred are entitled to anti-dilution protection for certain subsequent events, including the issuance of equity or debt securities that may be converted into common stock at a conversion price that is less than the conversion price of the series A preferred resulting in a reduction in the conversion price of the series A preferred. No such other securities have been issued through the date of this report which would require the reduction of the conversion price of the series A preferred. In addition, the effective conversion price of the series A preferred was at a price lower than the market price of the common stock at the respective dates of issuance in the fourth quarter of 2006, resulting in an aggregate non-cash beneficial conversion feature of $6,709,970 recognized as additional non-cash dividends on a straight line basis, which did not differ materially from the effective interest method, from the respective dates of issuance of the series A preferred in the fourth quarter of 2006 through the first date these shares are convertible on April 23, 2007. As a result, $613,336 was recognized as additional non-cash dividends in the fourth quarter of 2006 with the remaining amount recognized in 2007. In addition, if all holders of the series A preferred were to have exercised their conversion rights at their respective dates of subscription, these holders would have received an additional $5,597,970 in fair value in excess of the proceeds paid for their subscriptions to the series A preferred. The Company further analyzed the embedded conversion feature and determined that it is properly classified as an equity instrument and accordingly, is not accounted for as a derivative, requiring fair value accounting at each reporting period.

Holders of the shares of series A preferred shall receive dividends at the annual rate of 10% of the stated value of the series A preferred so long as the Company is current with respect to its reporting obligations under the Securities Exchange Act of 1934 on any dividend payment date. Dividends are payable quarterly on the last day of March, June, September and December in each year. Dividends are cumulative from the date of issuance and payable to holders of record. Any accrued dividends that are not paid in cash will be added to the stated value of the series A preferred.

Because the Company was not current with respect to its reporting obligations through December 31, 2007, the series A preferred annual dividend rate increased to 20% of the stated value. All but one of the series A preferred shareholders elected to reinvest their preferred dividends back into series A preferred shares. As of December 31, 2006, $103,101 of dividends has been accrued, including $97,896 in non-cash and $5,205 in cash dividends. No cash dividends have been paid with respect to the series A preferred shares. Non-cash dividends have increased the value of the series A preferred shares by $0.13 to a stated value of $10.13 as of December 31, 2006.

The series A preferred had an initial stated value of $10.00 per share. Non-cash dividends are automatically added to the stated value and the stated value, as adjusted, will be used for all future dividend and conversion calculations. The following table summarizes the earnings through 2008 and the expected future stated value of the series A preferred at the end of each quarter through December 31, 2009.

Quarter Ended	Adjusted Stated Value	Quarter Ended	Adjusted Stated Value

31-Mar-08	$12.61	31-Mar-09	$13.92

30-Jun-08	$12.93	30-Jun-09	$14.26

30-Sep-08	$13.25	30-Sep-09	$14.62

31-Dec-08	$13.58	31-Dec-09	$14.99

The series A preferred is redeemable by the Company under certain conditions unless the holders elect to exercise their conversion rights prior to the redemption date. Twenty percent of the series A preferred will become redeemable when the market price of the Company’s common stock exceeds $5.00 per share for at least 30 trading days within any period of 45 consecutive trading days. Thereafter, an additional twenty percent of the series A preferred will become redeemable for each $2.50 increase in the stabilized market price of the Company’s common stock. In connection with any proposed redemption of series A preferred, the Company will give each holder not less than 30 days notice of its intention to redeem a portion of the shares.

Common Stock & Private Placements.  The common stock transactions during the year ended December 31, 2006 are as follow:


Two unaffiliated individual accredited investors purchased a total of 80,000 units for a purchase price of $2.50 per unit or $200,000.   Each unit consists of one share of common stock and one common stock purchase warrant with an exercise price of $4.00 per share. The warrants are exercisable up until the first anniversary of the effective date of the common stock registration statement and were valued at $26,354 on the date of issuance

	The Company’s chief executive officer exercised his $2.00 warrants to purchase 56,700 shares for $113,400


The Company’s Chief Technical Officer received 6,000 unrestricted shares, valued at $24,000, pursuant to his 2005 employment contract and an additional 250,000 restricted shares, valued at $937,500, pursuant to his 2006 employment contract. The 250,000 shares will become fully vested on December 28, 2009. The expense related to these shares will be recognized over this three-year requisite service period and the shares will be considered issued and outstanding upon vesting.

Subscriptions Receivable: The balance sheet as of December 31, 2005 reflected $721,000 in subscriptions receivable. During the year ended December 31, 2006, the Company received subscription payments of $588,900, settled $107,100 against open invoices for legal services, and cancelled the unsettled balance of the subscription receivable for preferred stock amounting to $25,000,

Warrants: 741,613 warrants were issued to related parties in conjunction with the financing of debt issued during 2006. See the “Related Party” footnote within ‘Debt Financing “above. In April, 2006, the Company’s chief executive officer exercised his $2.00 warrants to purchase 56,700 shares for $113,400.  In October 2006, 200,000 3-year warrants were issued in payment for consulting services. These $3.00 warrants valued at $74,437 are scheduled to expire in October 2009. In December 2006, a former director of the Company received 9,000 $6.00 warrants valued at $12,411, and are scheduled to expire December 29, 2010. Additionally, 80,000 warrants were issued to accredited investors in connection with a private placement of units comprised of one share of the Company’s common stock and one stock purchase warrant, as discussed above.

On June 9, 2006 the Board of Directors extended the life of 1,562,900 warrants issued to the original shareholders of C&T along with 91,700 capital warrants issued to Sally Fonner in recognition of the Company’s difficulty in establishing a public trading market for its common stock. These $2 warrants scheduled to expire in 2006 and early 2007 were modified to a December 31, 2007 expiration. The warrants, valued at $521,642 prior to the extension, were revalued at the date of modification using the Black-Scholes-Merton option-pricing model. The incremental expense in 2006 resulting from the revaluations was recorded into R&D ($342,131) and SG&A ($50,680).

Equity Transactions –Year ended December 31, 2007

Senior Preferred: At December 31, 2007, 137,500 shares of 8% Cumulative Convertible Senior Preferred stock were issued and outstanding. As of December 31, 2007 $425,852 in dividends has been accrued to cover the Company’s obligations with regard to the 8% Cumulative Convertible Senior Preferred stock. No cash dividends have been paid with respect to these shares. Non-cash dividends have increased the value of the Senior Preferred shares by $2.72 to a stated value of $12.72 per share.

Series A Preferred: 782,997 shares of Series A Preferred were issued during 2006. In January 2007, the Company sold 40,000 additional shares of Series A Preferred to accredited investors for gross cash proceeds of $400,000. On the date of issuance, the effective conversion price of the Series A Preferred was at a price lower than the market price of the common stock resulting in a non-cash beneficial conversion feature of $400,000 recognized as additional non-cash dividends on a straight line basis through the first date these shares are convertible, being April 23, 2007. This straight line calculation did not differ materially from the effective yield method. With the 2007 subscription, the aggregate non-cash beneficial conversion feature attributable to the Series A Preferred shares is valued at $7,109,970. $613,336 was recognized as additional non-cash dividends in the fourth quarter of 2006, with the remaining balance of $6,496,634 recognized as additional non-cash dividends during the year ending December 31, 2007. Beginning on April 23, 2007, the shares of Series A Preferred became convertible at the option of the holders of record at an initial conversion of $1.25 per share. The conversion price is subject to adjustment if Axion issues any shares less than the then existing conversion price.

The holders of the shares of Series A Preferred receive dividends at the annual rate of 20% of the Stated Value of the Series A Preferred so long as the Company is behind with respect to its reporting obligations under the Securities Exchange Act of 1934 on any dividend payment date. Once the company is current with respect to these reporting obligations, the dividend rate will be reduced to an annual rate of 10% of the Stated Value. As of December 31, 2007, $1,893,855 in dividends has been accrued. No cash dividends have been paid with respect to the Series A Preferred shares. Non-cash dividends have increased the value of Series A Preferred shares by $3.46 to a stated value of $13.46 per share. As of December 31, 2007, 822,997 shares of Series A Convertible Preferred stock were issued and outstanding.

Equity Transactions –Year ended December 31, 2008

Senior Preferred: At December 31, 2008, 137,500 shares of 8% Cumulative Convertible Senior Preferred stock were issued and outstanding. As of December 31, 2008, $567,181 in dividends has been accrued to cover the Company’s obligations with regard to the 8% Cumulative Convertible Senior Preferred stock. No cash dividends have been paid with respect to these shares. Non-cash dividends have increased the value of the Senior Preferred shares by $3.50 to a stated value of $13.50 per share.

Series A Preferred: With the Company becoming current with respect to its reporting obligations under the Securities Exchange Act of 1934, the dividend rate on its Series A Preferred reduced to an annual rate of 10% of the Stated Value. During the year ended December 31, 2008, 104,000 Series A Preferred shares along with accrued dividends of $298,875 were converted into 1,071,099 common shares. As of December 31, 2008, $2,571,321in dividends have been accrued. No cash dividends have been paid with respect to the Series A Preferred shares. Non-cash dividends have increased the value of Series A Preferred shares by $3.58 to a stated value of $13.58 per share. As of December 31, 2008, 718,997 shares of Series A Convertible Preferred stock were issued and outstanding.

Common Stock Issuances: The following table represents per share issuances of common stock from inception through December 31, 2008, pursuant to FASB No. 7, “Development Stage Enterprises”:

2003

Description:	Date	Shares	Per share valuation	Business reason:

Shares issued to founders	9/18/2003	1,360,000	$0.00	original capitalization-no contributed capital

APC Founder	9/18/2003	170,000	$0.29	services rendered with respect to formation

Seed debt financing	12/31/2003	500,000	$1.00	conversion of debt and accrued interest to common stock

Series I convertible debt	12/31/2003	533,334	$1.50	conversion of debt and accrued interest to common stock

Series II convertible debt	12/31/2003	75,000	$2.00	conversion of debt and accrued interest to common stock

Mega-C Trust	12/31/2003	6,147,484	$0.00	In lieu of shares issuable to founders

Tamboril shareholders	12/31/2003	1,875,000	$0.00	recapitalization measured at fair market value of Tamboril assets

2003 Totals		10,660,818	$0.14

2004

Description:	Date	Shares	Per share valuation	Business reason:

Shares issued to founders	1/9/2004	445,000	$0.00	In lieu of shares issuable to founders

Mega-C Trust	1/9/2004	180,000	$0.00	adjustment is shares issuable to founders

Officer	1/9/2004	45,000	$1.60	services rendered by former officer

Series I convertible debt-Igor Filipenko	1/9/2004	50,000	$1.00	conversion of debt and accrued interest to common stock

Series II convertible debt-Turitella	1/9/2004	133,333	$1.50	conversion of debt and accrued interest to common stock

Series III convertible debt-Turitella	1/9/2004	100,000	$2.00	conversion of debt and accrued interest to common stock

Series II common stock offering	2/1/2004	175,000	$2.00	common stock & warrants issued for cash

Series III common stock offering	3/31/2004	288,100	$3.00	common stock & warrants issued for cash

Exercise of Series I warrants	various	316,700	$1.50	warrants exercised pursuant to original terms

Exercise of Series II warrants	various	125,000	$2.28	warrants exercised pursuant to original terms

Exercise of Series II warrants	various	33,500	$3.23	warrants exercised pursuant to original terms

November emergency funding	11/1/2004	314,000	$1.50	common stock & warrants issued for cash

December emergency funding	12/1/2004	46,700	$1.50	common stock & warrants issued for cash

Fractional shareholders	12/31/2004	48,782	$0.00	shares issued due to reverse split rounding formula

2004 Totals		2,301,115	$1.37

2005

Description:	Date	Shares	Per share valuation	Business reason:

Mega-C Trust	2/28/2005	500,000	$3.05	Trust augmentation

Banca di Unionale	3/18/2005	30,000	$2.00	conversion of Preferred and accrued dividends

Banca di Unionale	4/20/2005	20,000	$2.00	conversion of Preferred and accrued dividends

C&T employees	4/1/2005	219,000	$2.50	employee incentive share grants

7 individuals	6/10/2005	29,565	$3.57	Exercise of Director options

3 individuals	7/11/2005	190,000	$1.58	conversion of Preferred and accrued dividends

Banca di Unionale	7/11/2005	10,000	$1.60	exercise of preferred warrants

3 individuals	8/28/2005	150,000	$1.67	conversion of Preferred and accrued dividends

James Smith	9/7/2005	30,000	$1.67	conversion of Preferred and accrued dividends

2 individuals	9/28/2005	1,050,000	$1.69	conversion of Preferred and accrued dividends

2 individuals	various	226,900	$1.79	exercise of Series I warrants

3 individuals	various	91,200	$2.40	exercise of Series III warrants

2 individuals	various	25,000	$1.60	exercise of Preferred warrants

Officer	10/20/2005	446,000	$1.00	exercise of warrants and options

Officer	10/20/2005	25,000	$2.00	exercise of warrants

6 individuals	12/1/2005	600,000	$2.00	common stock and warrants

2005 Totals		3,642,665	$1.94

2006

2 individuals	4/21/06	80,000	2.50	Common stock and warrants issued for cash

Officer	4/21/06	56,700	2.00	Exercise of non-plan incentive option granted to CEO

Officer	4/21/06	6,000	4.00	Unrestricted share grant to CTO

Mega-C Trust	11/28/06	(500,000)	2.25	Return of shares per settlement agreement

2006 Totals		(357,300)	$2.20

2007

Officer	12/01/07	1,000	2.30	Unrestricted share grant to VP Mfg Engineering

2007 Totals		1,000	$2.30

 2008

Officer	01/01/08-12/01/08	12,000	1.85	Unrestricted share grant to VP Mfg Engineering

Quercus Trust	1/14/08	1,904,762	2.15	Common stock and warrants issued for cash

Individual	3/31/08	106,659	2.30	Conversion of bridge loan and accrued interest

Quercus Trust	4/08/08	1,904,762	2.25	Common stock and warrants issued for cash

Individual	4/21/08	25,000	2.30	Conversion of bridge loan and accrued interest

Individual	5/06/08	508,512	2.10	Conversion of Series A Preferred Shares and accrued dividends

Director	5/29/08	2,000	2.10	Conversion of bridge loan and accrued interest

Quercus Trust	6/30/08	4,761,905	1.78	Common stock and warrants issued for cash

Director	6/30/08	380,952	1.78	Conversion of bridge loan and accrued interest

Individual	8/20/08	520,787	1.79	Conversion of Series A Preferred Shares and accrued dividends

Individual	9/11/08	41,800	1.75	Conversion of Series A Preferred Shares and accrued dividends

2008 Totals		10,169,139	$1.94

Warrants:   The following table provides summary information on warrants outstanding as of December 31, 2008.. The table provides summary information on the various warrants issued by the Company in private placement transactions; the warrants exercised to date; the warrants that are presently exercisable and the current exercise prices of such warrants.

	2008		2007
	Shares	Weighted Average Exercise price	Shares	Weighted Average Exercise price

Warrants outstanding January 1	2,588,391	$4.39	3,761,213	$3.21

Granted during year	12,163,881	2.6	484,278	$5.35

Exercised	-	0.00	-	0.00

Lapsed	(473,500)	2.00	(1,657,100)	$2.00

Outstanding at December 31	14,278,772	$2.94	2,588,391	$4.39

Weighted average years remaining	3.9		2.10

On March 9, 2007 the Board of Directors unanimously agreed to extend the life 476,000 $2.00 warrants issued in March 2005 to purchasers who subscribed to the Senior Preferred private placement offering. These warrants, originally scheduled to expire on March 17, 2007 were modified to March 17, 2008, so that the holders of these warrants would have a reasonable opportunity to realize the benefit of their original bargain.  The warrants, valued at $381,832 prior to the extension, were revalued at the date of modification using the Black-Scholes-Merton option-pricing model. The incremental expense resulting from the revaluations was recorded as preferred dividends during the first quarter of 2007 in the amount of $164,179.

Registration Rights

General: The Company filed a resale registration statement for the shares of common stock held by the Mega-C Trust. See the discussion in the note titled “Mega-C Power (Mega-C), Mega-C Trust (the Trust), The Taylor Litigation.”

Senior Preferred: The Company registered the resale of the shares of common stock issuable upon conversion of the senior preferred and was required to maintain an effective registration statement until September 18, 2006, the 18-month anniversary of the closing date of the preferred stock offering. In the event that the current registration statement was subsequently terminated, withdrawn or suspended for a period of more than 10 days, then the conversion price of the senior preferred was to be decreased by an initial delay adjustment of three percent (3%), plus an additional delay adjustment of two percent (2%) for every thirty day period (or portion thereof) that the underlying common stock is not subject to and included in an effective registration statement. The holders of senior preferred, or common stock issued upon conversion thereof, also have certain piggy-back registration rights with respect to future offerings. The registration statement included Axion’s Financial Statements for the period ended June 30, 2005 and the financial statements became out of date. Axion did not terminate, withdraw or suspend the registration statement. The Company believes that the financial statements going out of date is not enough to reactivate the registration delay provisions of the Senior Preferred Stock.

Series A Preferred: The Company is required to file a registration statement within 180 days after the initial closing of the offering and use its best efforts to maintain its effectiveness for two years subsequent to the date it is declared effective. If, at any time after the issuance of the series A preferred, the Company files a registration statement for a proposed public offering of common stock, then holders of the series A preferred will be able to participate in that offering as selling shareholders.

Warrants: The Company has registered the resale of the shares of common stock issuable upon exercise of all warrants that were issued and outstanding in June 2005 and is required to maintain an effective registration statement until the expiration dates of the warrants. It is also obligated to file a resale registration statement for the warrants issued after June 2005. The recently issued warrants generally provide that they will be exercisable for terms of two to three years after the effective date of the required registration statements. However there are no cash penalties or exercise price adjustments associated with registration delays.

During 2006 and 2007, as a response to substantial unanticipated registration delays, the Company extended the expiration dates of certain warrants that were issued in 2003, 2004 and 2005. Under the extensions, which presently expire in December 2007 and March 2008, the Company has retained the right to redeem the warrants at a price of $.01 per warrant if the underlying stock has been included in an effective registration statement under the Securities Act and has traded at an average bid price of $4 per share or more for at least 30 days before the call for redemption. The accounting treatment for the modifications is discussed above.

Note 8 - Equity Compensation

In December 2004, the Financial Accounting Standards Board issued FASB 123R, “Share-Based Payment” (FASB 123R). FASB 123R supersedes FASB 123, “Accounting for Stock Based Compensation,” and Accounting Principles Board Opinion 25, “Accounting for Stock Issued to Employees” (APB 25) and its related implementation guidance. On January 1, 2006, the Company adopted the provisions of FASB 123R using the modified prospective transition method. Under this method, compensation expense is recorded for all stock based awards granted after the date of adoption and for the unvested portion of previously granted awards that remain outstanding as of the beginning of the adoption. Prior periods have not been restated for the effects of FASB 123R. Under FASB 123R, employee-compensation expense related to stock based payments are recorded over the requisite service period based on the grant date fair value of the awards.

Prior to the adoption of FASB 123R, the Company accounted for employee stock options using the intrinsic value method in accordance with APB 25. Accordingly, no compensation expense was recognized for stock options issued to employees as long as the exercise price was greater than or equal to the market value of the common stock at the date of grant. In accordance with FASB 123, the Company disclosed the summary of pro forma effects to reported net loss as if the Company had elected to recognize compensation costs based on the fair value of the awards at the grant date.

The Company’s accounting policy for equity instruments issued to consultants and vendors in exchange for goods and services follows the provisions of EITF 96-18, “Accounting for Equity Instruments That are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services” and EITF 00-18 “Accounting Recognition for Certain Transactions Involving Equity Instruments Granted to Other Than Employees.” The measurement date for fair value of the equity instruments is determined by the earlier of (i) the date at which commitment for performance by the vendor or consultant is reached or (ii) the date at which the consultant or vendor’s performance is complete. In the case of equity instruments issued to consultants, the fair value of the equity instrument is recognized over the term of the consulting agreement.

The compensation cost that has been charged against income for options granted under the plans was $425,979 for the year ended December 31, 2008. The impact of these expenses to basic and diluted loss per share was approximately $0.02 per share during the year. For stock options issued as non-qualified stock options, a tax deduction is not allowed until the options are exercised. The amount of this deduction will be the difference between the fair value of the Company’s common stock and the exercise price at the date of exercise. Accordingly, there is a deferred tax asset recorded for the tax effect of the financial statement expense recorded. The tax effect of the income tax deduction in excess of the financial statement expense will be recorded as an increase to additional paid-in capital. Due to the uncertainty of the Company’s ability to generate sufficient taxable income in the future to utilize the tax benefits of the options granted, the Company has recorded a valuation allowance to reduce gross deferred tax assets to zero. As a result, for the year ended December 31, 2008, there is no income tax expense impact from recording the fair value of options granted. There is no tax deduction allowed by the Company for incentive stock options.

The Company has two stockholder approved equity compensation plans and occasionally enters into employment and other contracts that provide for equity compensation arrangements other than those contemplated by the stockholder approved plans. The following sections summarize the Company’s equity compensation arrangements.

Incentive Stock Plan Approved by Stockholders: The Company’s stockholders have adopted an incentive stock plan for the benefit of its employees, consultants and advisors. Under the terms of the original plan, the Company was authorized to grant incentive awards for up to 1,000,000 shares of common stock. At the Company’s 2005 annual meeting, its shareholders increased the authorization under the incentive stock plan to 2,000,000 shares.

The incentive stock plan authorizes a variety of awards including incentive stock options, non-qualified stock options, shares of restricted stock, shares of phantom stock and stock bonuses. In addition, the plan authorizes the payment of cash bonuses when a participant is required to recognize income for federal income tax purposes because of the vesting of shares of restricted stock or the grant of a stock bonus.

The plan authorizes the grant of incentive awards to full-time employees of the Company who are not eligible to receive awards under the terms of their employment contract or another specialty plan. The plan also authorizes the grant of incentive awards to directors who are not eligible to participate in the Company’s outside directors’ stock option plan, independent agents, consultants and advisors who have contributed to the Company’s success.

The compensation committee administers the plan. The committee has absolute discretion to decide which employees, consultants and advisors will receive incentive awards, the type of award to be granted and the number of shares covered by the award. The committee also determines the exercise prices, expiration dates and other features of awards.

The exercise price of incentive stock options must be equal to the fair market value of such shares on the date of the grant or, in the case of incentive stock options granted to the holder of more than 10% of the Company’s common stock, at least 110% of the fair market value of such shares on the date of the grant. The maximum exercise period for incentive stock options is ten years from the date of grant, or five years in the case of an individual who owns more than 10% of the Company’s common stock. The aggregate fair market value determined at the date of the option grant, of shares with respect to which incentive stock options are exercisable for the first time by the holder of the option during any calendar year, shall not exceed $100,000.

The following awards have been granted under the Plan since its inception:

In February 2004, Igor Filipenko, a Director of the Company, was granted options to purchase 6,300 shares of common stock at a price of $3.20 per share. In June 2004, Mr. Filipenko was granted options to purchase 10,800 shares of common stock at a price of $5.60 per share. The options are fully vested and may be exercised at any time during the five-year period commencing one year after the date of grant. The market value of the Company stock at the date of grant was less than the exercise price; therefore there was no intrinsic value in accordance with APB 25. Options for 7,200 shares were cancelled in April 2005 after Mr. Filipenko was issued additional options in March 2005 as part of the offering to the former employees of C&T discussed below.

In February 2004, John Petersen, a Director of the Company (and general corporate counsel), and Kirk Tierney, each were granted options to purchase 6,300 shares of common stock at a price of $3.20 per share. In June 2004, Messrs. Petersen and Tierney were each granted options to purchase 3,600 shares of common stock at a price of $5.60 per share. The options are fully vested and may be exercised at any time during the five-year period commencing one year after the date of grant. The market value of the Company stock at the date of grants was less than the exercise price; therefore there was no intrinsic value in accordance with APB 25.

In February 2004, an advisor to the board was granted an option to purchase 6,300 shares of common stock at a price of $3.20 per share as compensation for services. In June 2004, Mr. the advisor was granted options to purchase 3,600 shares of common stock at a price of $5.60 per share. The options are fully vested and may be exercised at any time during the five-year period commencing one year after the date of grant. The options were valued at $17,067 using the Black-Scholes-Merton option pricing model and were included as expense in 2004.

In November 2004, the Company’s President and Chief Operating Officer, Charles Mazacatto, was granted options to purchase 6,250 shares of common stock at an exercise price of $3.20. This option vested in 2004 and is exercisable until November 2010. The market value of the Company stock at the date of grant was less than the exercise price; therefore there was no intrinsic value in accordance with APB 25.

In March 2005, the compensation committee authorized stock bonuses to the former employees of C&T for an aggregate of 219,000 shares of common stock. These stock grants are fully vested and unrestricted, subject to compliance with the Company’s insider trading policies. The fair value of these shares, as determined by the Company’s stock price on the date of grant, amounted to $565,202 and was recorded as compensation during the year ended December 31, 2005.

In April 2005, the former employees of C&T were granted options to purchase an aggregate of 744,500 shares of common stock at an exercise price of $2.50. These options vest at a rate of 20% per year beginning in April 2006. The market value of the Company stock at the date of grant was less than the exercise price which resulted in no intrinsic value in accordance with APB 25. On January 1, 2006, the Company adopted the provisions of FASB 123R as noted above which resulted in the Company recording compensation expense of $86,954 during the year ended December 31, 2006. Various options lapsed when several individuals terminated their employment with the Company in 2005 and 2006. During the years ended December 31, 2005 and 2006, an aggregate of 157,700 and 454,000 options, respectively, forfeited unvested as a result of these terminations.

In September 2005, the compensation committee awarded 6,000 shares of restricted common stock to the Company’s Chief Technical Officer, Edward Buiel, pursuant to his 2005 employment agreement, which were valued at $24,000 on the date of grant and became fully vested in April 2006. The Company recorded $8,000 and $16,000 of compensation in 2005 and 2006, respectively, related to this award.

In December 2006, the Company issued 250,000 shares of restricted common stock to the Company’s Chief Technical Officer, Edward Buiel, pursuant to his 2006 employment agreement, which were valued at $937,500 on the date of grant and will become fully vested on December 2009. The Company will recognize this as compensation over the requisite service period. No compensation expense was recorded for the year ended December 31, 2006.

In December 2007, the Company’s Vice-President of Manufacturing Engineering, Robert Nelson, was granted 36,000 shares of restricted common stock pursuant to his 2007 employment agreement which were valued at $82,800 on the date of grant. The shares vest at a rate of 1,000 shares per month, with provision for immediate vesting based on significant changes in the relative ownership of the company. The Company will recognize this as compensation over the 2 year employment contract, with $3,450 of compensation expense recorded for the year ended December 31, 2007.

In June 2008, the Company issued 80,000 shares of restricted common stock to the Company’s Chief Technical Officer, Edward Buiel, pursuant to his 2008 employment agreement, which were valued at $143,500 on the date of grant. 30,000 will vest on December 29, 2009, and 50,000 will vest on May 31, 2011. The Company will recognize this as compensation over the requisite service period. $35,063 in compensation expense was recorded for the year ended December 31, 2008.

In June 2008, the Company issued 90,000 shares of restricted common stock to the Company’s Chief Financial Officer, Donald Hillier, pursuant to his 2008 employment agreement, which were valued at $166,500 on the date of grant, which will vest in equal 30,000 share amounts on June 16 of each of 2009, 2010 and 2011.  The Company will recognize this as compensation over the requisite service period. $30,062 in compensation expense was recorded for the year ended December 31, 2008.

In June 2008, the Company issued 50,000 shares of restricted common stock to an employee, pursuant to his 2008 employment agreement, which were valued at $92.500 on the date of grant, which cliff vest on June 15, 2011.  The Company will recognize this as compensation over the requisite service period. $16,701 in compensation expense was recorded for the year ended December 31, 2008.

Outside Directors' Stock Option Plan Approved by Stockholders: The Company’s stockholders have adopted an outside directors' stock option plan for the benefit of its non-employee directors in order to encourage their continued service as directors. Under the terms of the original plan, the Company was authorized to grant incentive awards for up to 125,000 shares of common stock. At the 2005 annual meeting, the Company’s shareholders increased the authorization under the incentive stock plan to 500,000 shares.

Each eligible director who is, on or after the effective date, appointed to fill a vacancy on the Board or elected to serve as a member of the Board may participate in the plan. Each eligible director shall automatically be granted an option to purchase the maximum number of shares having an aggregate fair market value on the date of grant of twenty thousand dollars ($20,000). The option price of the stock subject to each option is required to be the fair market value of the stock on its date of grant. Options generally expire on the fifth anniversary of the date of grant. Any option granted under the plan shall become exercisable in full on the first anniversary of the date of grant, provided that the eligible director has not voluntarily resigned or been removed "for cause" as a member of the Board of Directors on or prior to the first anniversary of the date of grant (qualified option). Any qualified option shall remain exercisable after its first anniversary regardless of whether the optionee continues to serve as a member of the Board.

The following awards have been granted under the Plan since its inception:

During the year ended December 31, 2004, the Company issued 54,000 5-year options to four of its directors vesting in one year from the date of issuance. The market value of the Company stock at the date of grant was less than the exercise price which resulted in no intrinsic value in accordance with APB 25. During the year ended December 31, 2005, these directors waived an aggregate of $105,542 in accrued compensation as full payment of the exercise price of 29,565 options. An additional 14,400 options were forfeited in 2005.

During the year ended December 31, 2005, the Company issued 70,000 5-year options to five of its directors vesting 1/3 per year over three years from the date of grant. The market value of the Company stock at the date of grant was less than the exercise price which resulted in no intrinsic value in accordance with APB 25. On January 1, 2006, the Company adopted the provisions of FASB 123R as noted above and recorded compensation of $41,024 during the year ended December 31, 2006.

During the year ended December 31, 2006, the Company issued 60,000 5-year options to two of its directors vesting 1/3 per year over the next three years. These options are exercisable at a price of $2 per share, expiring five years from vest date and are valued at $71,680 utilizing the Black-Scholes-Merton option pricing model, of which $20,230 was expensed in 2006.

During the year ended December 31, 2008, the Company issued 179,555 5-year options to five of its directors. Of this amount 5,555 with an exercise price of $3.60 per share vested in November 2008 and the remainder vest 1/3 per year over the next three years. These options are exercisable at a price of $1.38 per share, expiring five years from vest date and are valued at $130,150 utilizing the Black-Scholes-Merton option pricing model, of which $16,230 was expensed in 2008.

Non-plan Equity Incentives Not Approved by Stockholders: The Company has issued 789,500, 228,000, 1,131,000, 300,000 and 629,300 stock purchase options in the fiscal years ended December 31, 2008, 2007, 2006, 2005 and 2004, respectively, to officers, employees, attorneys and consultants in connection with contractual agreements that do not reduce the shares available under the shareholder’s approved plans. The following paragraphs summarize these contractual stock options.

In January 2004, members of the law firm of Fefer, Petersen & Cie, general corporate counsel (of which one member was a director of the Company at the time) were granted two-year contractual options to purchase 189,300 shares of common stock at a price of $2.00 per share as partial compensation for services rendered, valued at $68,296. As represented in the note captioned “Stockholder’s Equity”, these members also received 116,700 warrants as consideration of pre-merger Tamboril debt (the amount cited in “Stockholder’s Equity” is actually 233,400 because another party received the same number of warrants for a total of 233,400 warrants). In August 2004, $1.00 of the exercise price of the total 306,000 options and warrants owned by these members was considered paid in advance in consideration of unbilled legal services provided by the firm. The Company recorded $306,000 related to this reduction. All of the warrants and options were exercised in the fourth quarter of 2005, however; $306,000 of the amount is included in stock subscription receivable as of December 31, 2005 and was received in 2006.

In July 2004, the Company’s President and Chief Operating Officer, Charles Mazzacato, was granted a contractual option to purchase 240,000 shares of common stock at a price of $4.00 per share. This option vests on a monthly basis at the rate of 60,000 shares per year commencing July 31, 2005 and is exercisable for five years after each vesting date. The market value of the Company stock at the date of grant was greater than the exercise price which resulted in a total intrinsic value of $180,000. In accordance with APB 25 the Company expensed the intrinsic value over the vesting period which resulted in expense of $18,750 and $45,000 during the years ended December 31, 2004 and 2005, respectively. On January 1, 2006, the Company adopted the provisions of FASB 123R as noted above and recorded compensation of $124,364 during the year ended December 31, 2006. During the year ended December 31, 2006 the options were forfeited as a result of his termination of employment from the Company in 2006.

In July 2004, the Company’s Chief Financial Officer, Peter Roston, was granted a contractual option to purchase 200,000 shares of common stock at a price of $4.00 per share. This option will vest on a monthly basis at the rate of 50,000 shares per year commencing July 31, 2005 and is exercisable for five years after each vesting date. The market value of the Company stock at the date of grant was greater than the exercise price which resulted in a total intrinsic value of $150,000. In accordance with APB 25 the Company has expensed the intrinsic value over the vesting period which resulted in expense of $15,625 and $37,500 during the years ended December 31, 2004 and 2005, respectively. On January 1, 2006, the Company adopted the provisions of FASB 123R as noted above and recorded compensation of $138,182 during the year ended December 31, 2006. During the year ended December 31, 2006 the options were forfeited as a result of his termination of employment from the Company in 2006.

In April 2005, the Company’s Chief Executive Officer, Thomas Granville, was granted a contractual option to purchase 180,000 shares of common stock at a price of $2.50 per share. This option vests at the rate of 7,500 shares per month commencing May 1, 2005 and is exercisable for five years after each vesting date. The market value of the Company stock at the date of grant was less than the exercise price which resulted in no intrinsic value in accordance with APB 25. On January 1, 2006, the Company adopted the provisions of FASB 123R as noted above and recorded compensation of $112,500 during the year ended December 31, 2006.

In April 2005, a European financial advisor was granted a contractual option to purchase 30,000 shares of common stock at a price of $2.50 per share. Options for an aggregate of 20,000 shares vested during the year ended December 31, 2005 and will be exercisable for two years. On December 31, 2005, a total of 10,000 unvested options were forfeited when the advisory agreement was terminated. The options were valued at $35,998 using the Black-Scholes-Merton option pricing model and included as expense in 2005.

In September 2005, the Company’s Chief Technical Officer, Edward Buiel, was granted a contractual option to purchase 90,000 shares of common stock at a price of $4.00 per share. This option vests at the rate of 2,500 shares per month commencing October 2005 and is exercisable for five years after each vesting date. The market value of the Company stock at the date of grant was less than the exercise price which resulted in no intrinsic value in accordance with APB 25. On January 1, 2006, the Company adopted the provisions of FASB 123R as noted above and recorded compensation of $68,100 during the year ended December 31, 2006.

In February 2006, the Company’s Chief Executive Officer, Thomas Granville, was granted an option to purchase 500,000 shares of common stock at an exercise price of $6.00. Of this total 300,000 options vested immediately and the balance is expected to vest, subject to the attainment of certain specified objectives, over the next one to three years. These options are valued at $300,187 utilizing the Black-Scholes-Merton option pricing model with $259,027 of compensation recorded in 2006.

In February 2006, the Company’s, Chief Technical Officer, Edward Buiel, was granted an option to purchase 35,000 shares of common stock at an exercise price of $6.00. Of this total 10,000 options vested immediately and the balance is expected to vest, subject to the attainment of certain specified objectives, over the next two to three years. These options are valued at $20,994 utilizing the Black-Scholes-Merton option pricing model with $13,330 of compensation recorded in 2006.

In February 2006, members and affiliates of the law firm of Fefer, Petersen & Cie, general corporate counsel (of which one member was a director of the Company at the time) were granted an option to purchase 360,000 shares of common stock at an exercise price of $6.00. Of this total 240,000 options vested immediately and the balance will vest at the rate of 10,000 shares per month during the year ended December 31, 2006. These options are valued at $193,449 utilizing the Black-Scholes-Merton option pricing model and are recorded as legal expense in 2006.

In February 2006, the Company’s external bankruptcy counsel, Cecilia Rosenauer, was granted an option to purchase 15,000 shares of common stock at an exercise price of $6.00. The options vested on the effective date of Mega-C’s Chapter 11 plan of reorganization, which took place in November 2006. These options are valued at $2,483 utilizing the Black-Scholes-Merton option pricing model and are recorded as legal expense in 2006.

In March 2006, two employees were granted options to purchase a total of 24,000 shares of common stock at an exercise price of $4.00 and $6.00. The options vest at a rate of 2,500 per month over the first 6 months and 1,500 per month thereafter. These options are valued at $28,257 utilizing the Black-Scholes-Merton option pricing model with $24,408 of compensation recorded in 2006.

In December 2006, the Company’s Chief Technical Officer, Edward Buiel, was granted a contractual option to purchase an additional 100,000 shares of our common stock at a price of $3.75 per share. A total of 50,000 options will vest on December 29, 2009 and the remaining 50,000 will vest on December 29, 2010. The options will be exercisable for a period of six years from the vesting date. These options are valued at $267,372, utilizing the Black-Scholes-Merton option pricing model with $6,481 of compensation recorded in 2006.

In February 2006, a consultant, Trey Fecteau, was granted an option to purchase 97,000 shares of common stock at an exercise price of $4.00. The options vested upon completion of contractual services in December 2006. These options are valued at $150,702 utilizing the Black-Scholes-Merton option pricing model. This amount reduced the proceeds of the Series A Preferred Stock offering in 2006.

In January 2007, Walker Wainwright, a director of the Company, was granted an option to purchase 40,000 shares of common stock at an exercise price of $5.00 as compensation for services related to due diligence, negotiation and sale of the 2006 Series A Preferred Stock offering. These three-year options were immediately vested on the date of grant, and are valued at $52,230 utilizing the Black-Scholes-Merton option pricing model and are recorded as offering costs in 2007.

In August 2007, the Company’s Chief Financial Officer, Andrew Carr Conway, Jr., was granted a contractual option to purchase 80,000 shares of common stock at an exercise price of $4.50. 20,000 vested immediately upon contract inception and the remainder vest at a rate of 10,000 per month over the life of his six-month employment contract. These two-year options are valued at $37,356 utilizing the Black-Scholes-Merton option pricing model with $24,904 recorded as compensation in 2007.

In December 2007, the Company’s Vice-President of Manufacturing Engineering, Robert Nelson, was granted a contractual option to purchase 108,000 shares of common stock at an exercise price of $5.00. The options vest at a rate of 3,000 per month over a three year period, but are being amortized over the term of his two year employment contract. These five-year options are valued at $108,504 utilizing the Black-Scholes-Merton option pricing model with $4,521 recorded as compensation in 2007.

In March and June 2008, the Company’s Chief Financial Officer, Andrew Carr Conway, Jr., was granted a contractual option to purchase 40,000 shares of common stock at an exercise price of $4.50. All of these options were vested by June 2008. These options are valued at $20,625 utilizing the Black-Scholes-Merton option pricing model with $20,625 recorded as compensation in 2008.

Our Chief Executive Officer, Thomas Granville, was granted a contractual option to purchase an additional 90,000 shares of our common stock at a price of $2.50 per share. The options vest prorated over the 24-month term of his contract, and are exercisable for a period of five years from the vesting date. These options are valued at $79,872, utilizing the Black-Scholes-Merton option pricing model with $23,296 of compensation expected to be recorded in 2008.

Our Chief Technical Officer, Edward Buiel, was granted a contractual option to purchase an additional 100,000 shares of our common stock at a price of $2.50 per share. The options cliff vest on May 31, 2011, and are exercisable for a period of five years from the vesting date. These options are valued at $95,436, utilizing the Black-Scholes-Merton option pricing model with $18,557 of compensation expected to be recorded in 2008.

Our Chief Financial Officer, Donald Hillier, was granted an option to purchase 180,000 shares of our common stock. The exercise price of the option is $2.50 per share and the option vests at the rate of 5,000 shares per month through the term of the Employment Agreement and are exercisable for a period of 5 years from the vesting date. These options are valued at $179,244, utilizing the Black-Scholes-Merton option pricing model with $34,853 of compensation expected to be recorded in 2008.

Three employees were granted contractual options to purchase an additional 200,000 shares of our common stock at a price of $2.50 per share. 5,000 of these options vested in June upon execution of the employment contracts, with the balance cliff vesting on June 15, 2011, and are exercisable for a period of three years from the vesting date. These options are valued at $165,041, utilizing the Black-Scholes-Merton option pricing model with $34,222 of compensation expected to be recorded in 2008.

Seven employees were granted contractual options to purchase an additional 179,500 shares of our common stock at a price of $2.50 per share. 43,500 of these options vested in December upon execution of the employment contracts, with the balance vesting over the life of these contracts and are exercisable for a period of three years from the vesting date. These options are valued at $36,171, utilizing the Black-Scholes-Merton option pricing model with $5,330 of compensation recorded in 2008.

The Company uses the Black-Scholes-Merton Option Pricing Model to estimate the fair value of awards on the measurement date using the weighted average assumptions noted in the following table:

Year	Interest Rate	Dividend Yield	Expected Volatility	Expected Life
2004	3.8%	0.0%	59.1%	60 months
2005	4.0%	0.0%	52.0%	100 months
2006	4.7%	0.0%	53.6%	45 months
2007	3.9%	0.0%	54.4%	62 months
2008	2.8%	0.0%	51.4%	58 months

Expected volatilities are calculated based on the historical volatility of the Company’s stock since its listing on the public markets. Management has determined that it cannot reasonably estimate a forfeiture rate given the insufficient amount of time and activity of share option exercise and employee termination patterns. The expected life of options represents the period of time that options granted are expected to be outstanding was determined using the contractual term. The risk-free interest rate for periods within the expected life of the option is based on the interest rate for a similar time period of a U.S. Treasury note in effort on the date of the grant.

The following table provides consolidated summary information on the Company’s equity compensation plans for the years ended December 31 2004, 2005, 2006, 2007 and 2008.

		2004
		Weighted Average
All Plan & Non- Plan Compensatory Options	Number of Options	Exercise	Fair Value	Remaining Life (years)	Aggregate Intrinsic Value
Options outstanding at December 31,2003	-	$0.00	$0.00
Granted	736,350	$3.53	$2.87
Exercised	-	$0.00	$0.00
Forfeited or lapsed	-	$0.00	$0.00
Options outstanding at December 31,2004	736,350	$3.53	$2.87	6.34

		2005
		Weighted Average
All Plan & Non- Plan Compensatory Options	Number of Options	Exercise	Fair Value	Remaining Life (years)	Aggregate Intrinsic Value
Options outstanding at December 31,2004	736,350	$3.53	$$2.87
Granted	1,254,500	$2.48	$$1.34
Exercised	(358,865)	$1.65	$$2.32
Forfeited or lapsed	(182,100)	$3.04	$$1.44
Options outstanding at December 31,2005	1,449,885	$3.12	$$1.86	7.73

		2006
		Weighted Average
All Plan & Non- Plan Compensatory Options	Number of Options	Exercise	Fair Value	Remaining Life (years)	Aggregate Intrinsic Value
Options outstanding at December 31,2005	1,449,885	$3.12	$1.86
Granted	1,191,000	$5.42	$0.82
Exercised	-	$0.00	$0.00
Forfeited or lapsed	(894,000)	$3.24	$1.94
Options outstanding at December 31,2006	1,746,885	$4.62	$1.05	3.70	$634,903
Options exercisable at December 31,2006	1,192,385	$5.11	$0.97	2.90	$254,903

		2007
		Weighted Average
All Plan & Non-Plan Compensatory Options	Number of Options	Exercise	Fair Value	Remaining Life (years)	Aggregate Intrinsic Value
Options outstanding at December 31,2006	1,746,885	$4.65	$1.03
Granted	228,000	$4.82	$0.87
Exercised	-	$0.00	$0.00
Forfeited or lapsed	(124,000)	$2.50	$1.14
Options outstanding at December 31,2007	1,850,885	$4.81	$1.00	1.5	$18,000
Options exercisable at December 31,2007	1,442,385	$4.88	$0.93	2.0	$6,000

		2008
		Weighted Average
All Plan & Non-Plan Compensatory Options	Number of Options	Exercise	Fair Value	Remaining Life (years)	Aggregate Intrinsic Value
Options outstanding at December 31,2007	1,850,885	$4.81	$1.00
Granted	969,055	$2.38	$0.73
Exercised	-	$0.00	$0.00
Forfeited or lapsed	-	$0.00	$0.00
Options outstanding at December 31,2008	2,819,940	$3.98	$0.91	3.1	$0
Options exercisable at December 31,2008	1,831,690	$4.75	$0.90	1.4	$0

The following table summarizes the status of the Company’s non-vested options under the stock option plans:

All non-vested stock options as of December 31, 2008	Shares	Fair Value
Options subject to future vesting at December 31,2007	408,500	$1.25
Options granted	969,055	$0.73
Options forfeited or lapsed	-	$0.00
Options vested	(389,305)	$.77
Options subject to future vesting at December 31,2008	988,250	$.93

As of December 31, 2008, there was $714,192 of unrecognized compensation related to non-vested options granted under the plans. The Company expects to recognize the cost over a weighted average period of 1.6 years. The total fair value of options vested during the year ended December 31, 2008 was $300,061 ($236,054 during the year ended December 31, 2007).

Note 9—Earnings/Loss Per Share

Basic earnings per share is computed by dividing income available to common shareholders (the numerator) by the weighted-average number of common shares outstanding (the denominator) for the period. Diluted earnings per share is computed by assuming that any dilutive convertible securities outstanding were converted, with related preferred stock dividend requirements and outstanding common shares adjusted accordingly. It also assumes that outstanding common shares were increased by shares issuable upon exercise of those stock options for which market price exceeds the exercise price, less shares which could have been purchased by us with the related proceeds. In periods of losses, diluted loss per share is computed on the same basis as basic loss per share as the inclusion of any other potential shares outstanding would be anti-dilutive.

Had the Company recorded income applicable to common shareholders for the periods ended December 31, 2003, 2004, 2005, 2006,2007 and 2008, weighted-average number of common shares outstanding would have increased by 785,897, 1,386,612, 2,970,730, 2,135,938, 8,975,643 and 9,566,738, respectively, for the fiscal years, reflecting the addition of dilutive securities in the calculation of diluted earnings per share. The increase in weighted average common shares for the cumulative period (September 18, 2003 to December 31, 2008) is 4,542,647 shares.

Note 10 — Income Taxes Expense (Benefit)

Following is a summary of the components giving rise to the income tax expense (benefit) for the periods ended December 31, 2008 and 2007.

Currently payable:	2008	2007
Federal	$-	$-
State	(79,170)	$83,469
Foreign	-	-
Total currently payable	(79,170)	$83,469
Deferred:
Federal	2,477,000	1,817,000-
State	821,000	537,000
Foreign	(404,000)	446,000
Total deferred	2,894,000	2,800,000
Less increase in allowance	(2,894,000)	(2,800,000)
Net deferred	-	-
Total income tax expense (recovery)	$(79,170)	$$83,469

Individual components giving rise to the deferred tax asset are as follows:

	2008	2007
Future tax benefit arising from net operating loss carry forwards	$7,927,000	$5,977,000
Future tax benefit arising from available tax credits	734,000	1,026,000
Future tax benefit arising from options/warrants issued for Services	775,000	602,000
Other	37,000	98,000
Total	9,473,000	7,703,000
Less valuation allowance	(9,473,000)	(7,703,000)
Net deferred	$-	$-

The components of pretax net loss are as follows:

	2008	2007
United States	$(9,538,115)	$(5,776,191)
Foreign	(35,714)	(6,457)
	$(9,573,829)	$(5,782,658)

The Company has net operating loss carryforwards of approximately $17,725,000 and $2,800,000 available to reduce future income taxes in United States and Canada, respectively. The United States carryforwards expire at various dates between 2024 and 2028. The Canadian carryforwards expire at various dates between 2010 and 2028. The Company also has generated Canadian tax credits related to research and development activities. A portion of this credit, amounting to approximately $58,000 is refundable and has been presented as such in the accompanying balance sheet. The remaining credit, amounting to $734,000, is available to offset future taxable income in Canada and expires at various dates between 2024 and 2026. The Company has adopted FASB 109 which provides for the recognition of a deferred tax asset based upon the value certain items will have on future income taxes and management's estimate of the probability of the realization of these tax benefits. The Company has determined it more likely than not that these timing differences will not materialize and have provided a valuation allowance against the entire net deferred tax asset. The utilization of NOL and tax credit carryforwards from Tamboril prior to the reorganization may be subject to a substantial annual limitation due to the ownership change limitations provided by the Internal Revenue Code of 1986, as amended and similar state provisions. Accordingly, these amounts have not been included in the gross deferred tax asset number above. In addition, due to equity transactions that have occurred subsequent to the reorganization with Tamboril, the utilization of NOL carryforwards may be subject to further change in control limitations that generally restricts the utilization of the NOL per year.

The reconciliation of the United States statutory federal income rate and the effective income tax rate in the accompanying consolidated statements of operations is as follows:

	2008	2007
Statutory U.S. federal income tax rate	(34.0)%	(34.0)%
State taxes, net	(5.5)%	(6.4)%
Equity based compensation	-	1.0%
Foreign tax credits	1.9%	0.0%
Foreign currency fluctuation	2.5%	0.0%
Other	4.6%	1.7%
Change in valuation allowance	30.5%	37.7%
Effective income tax rate	0.0%	0.0%

The Company adopted the provisions of FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes, on January 1, 2008. As the result of the implementation of the FASB interpretation No. 48 ("FIN 48"), Accounting for Uncertainty in Income Taxes - An Interpretation of FASB Statement No. 109, the Company recognized no material adjustments to unrecognized tax benefits. At the adoption date of January 1, 2008 and as of December 31, 2008, the Company has no unrecognized tax benefits.

By statute, tax years ending December 31, 2007 through 2004 remain open to examination by the major taxing jurisdictions to which the Company is subject.

Note 11 — Related Party Transactions

Trust for the Benefit of the Shareholders of Mega-C Power Corp: The Trustee for The Trust for the Benefit of the Shareholders of Mega-C Power Corp. served as an officer of one of our consolidated companies in 2004. See discussion of the transactions with the trust in the note captioned “Mega-C Power Corp (Mega-C), Mega-C Trust (the Trust), The Taylor Litigation”

Transactions with C&T: A current board member of the Company is the former majority shareholder of C&T prior to the acquisition by the Company. See the note captioned “Transactions with Related (C&T)” for disclosure of transactions with C&T prior to and in connection with the acquisition.

Related party notes payable: During the years ending December 31, 2008 and December 31, 2007, the Company borrowed certain amounts from related parties; certain of these borrowings were extinguished through the issuance of the Company’s Series A Preferred Stock in 2006 and through the issuance of the Secured Bridge Financing during the fourth quarter of 2007. Refer to Notes captioned “Related Party Debt Financing” and “Stockholders’ Equity” for discussion on these matters.

Series A Preferred stock sales - The Company raised capital in a preferred stock offering during the year ended December 31, 2006, discussed further in the note captioned “Stockholder’s Equity,” of which $3,829,970 related to transactions with board members and their family members.

Legal fees: John Petersen was a director of the Company until January 15, 2007, and a partner in the law firm of Fefer, Petersen & Cie, which serves as the Company’s legal counsel. During the year ended December 31, 2006, fees incurred for services amounted to $287,463, including $49,352 related to the value of options vesting. This amount is offset by a credit of $64,943 for the change in value of equity instruments accrued in the fourth quarter of 2005 with a measurement date in the first quarter of 2006.

Warrants: In January 2007, Walker Wainwright, a director of the Company, was granted an option to purchase 40,000 shares of common stock at an exercise price of $5.00 as compensation for services related to due diligence, negotiation and sale of the 2006 Series A Preferred Stock offering. These three-year options were immediately vested on the date of grant, and are valued at $52,230 utilizing the Black-Scholes-Merton option pricing model and are recorded as offering costs in 2007.

Note 12- Significant Non-Cash Transactions

The following table provides summary information on our significant non-cash investing and financing transactions during the twelve-month periods ended December 31, 2008 and 2007.

	2008	2007

Preferred Dividends attributable to warrant modifications	$-		$164,179

Dividend accrued to preferred stock – Senior	$141,359		$130,566

Dividend accrued to preferred stock – Series A	$976,341		$1,790,755

Beneficial conversion feature on preferred stock	$-		$6,496,634

Preferred converted to common stock	$1,338,875	$

Warrants issued for commission on sale of stock	$1,193,735	$

Interest converted to common stock	$7,768	$

Origination fees issued with related party note	$7,500	$

Notes payable converted to common stock	$1,072,916	$

Conversion of Interest and fees into debt instrument	$-		$74,573

Satisfaction of 2005 Liability to issue stock	$103,340	$

Warrants issued for commission on sale of preferred	$-		$53,230

Fair value of warrants issued with related party note	$563,868		$276,882

Cash payments for interest during the year ended 2008 were $269.274. There were only minor cash payments for interest in 2007 and no payments of income taxes during the years ended 2008 and 2007.

Note 13 — Mega-C Power Corp (Mega-C), Mega-C Trust (the Trust), The Taylor Litigation

Mega-C Power Corp Business and Trust rationale: Mega-C Power Corporation was a Nevada corporation that previously held limited and non-exclusive license rights to the technology that APC licensed from C&T and that the Company purchased from C&T [as discussed in the note captioned “Transactions with a related party (C&T]. Mega-C had ceased substantive operations as a result of the investigation of the promoters and management by the Ontario Securities Commission (OSC) in the spring of 2003 and was placed into an involuntary bankruptcy in April, 2004, as further described below.

  Trust Creation: The Trust was created on December 31, 2003, in connection with a reverse acquisition between APC and the Company, through its public shell then known as Tamboril Cigar Company, in response to the potential perceived equities of the Mega-C shareholders and risks of the situation. APC’s founders believed that the investors in Mega-C might be able to assert a variety of equitable claims to the energy storage technology the Company acquired from C&T. The Trust document required that when the Trust made its distribution, the beneficiary released any claims against all parties. Therefore, while Axion had no control over the Trust, its mandates were believed to be an effective way to eliminate conflicting claims to the technology. The Company’s founders were also shareholders in Mega-C for the most part.

Trust corpus: The original corpus of the Trust was 7,327,500 shares of the common stock that APC’s shareholders had rights to in connection with the reverse acquisition on December 31, 2003. In connection with the execution of the Amended and Restated Trust Agreement in February 2005, which formally recognized the jurisdiction of the bankruptcy court on all matters, Axion issued 500,000 additional shares to the Trust. There was no contingency surrounding the issuance of these shares at that time. This issuance was intended to be Axion’s contribution to the Trust to obtain clear title to the technology and resolve all related matters and was charged to operating expense during the year ended December 31, 2005. The stock issuance transaction was valued at $1,525,000, which was the value of the shares on the date of issuance.

As a result of the bankruptcy court’s confirmation of a Chapter 11 Plan and the substantial consummation of the confirmed plan in November 2006 the settlement disclosed below became effective and 1,500,000 shares were returned to the Company for cancellation in 2006, of which 1,000,000 represented a retroactive adjustment to the shares issued in the reverse acquisition in December 31, 2003 and 500,000 shares represented a return of the 2005 augmentation. The return in 2006 was the result of a negotiated settlement and there were no contingencies surrounding the Trust shares in 2005 or 2006. The 500,000 shares recovered were recorded as a reversal of the expense at fair value on the date of return in 2006 amounting to $1,125,000 and were promptly cancelled as were the 1,000,000 shares.

Trust Operations: The Trust did not conduct any substantive operations because, as described below, Mega-C was placed into involuntary bankruptcy shortly after the Trust’s inception. As a result of the confirmation of Mega-C’s plan of reorganization by an order entered on November 8, 2008 and the substantial consummation of the confirmed plan on November 21, 2006, as described below, the Trust is now governed by a court appointed Trustee along with a court appointed Board from the Trust’s beneficiaries.

The Trust for the Benefit of the Shareholders of Mega-C Power Corp. Analysis of Consolidation: Under FASB Interpretation No. 46 (revised December 2003) Consolidation of Variable Interest Entities an interpretation of ARB No. 51, (FIN 46R), reporting companies are required to consolidate a related variable interest entity (“VIE”) when the reporting company is the “primary beneficiary” of that entity and holds a variable interest in the VIE. The determination of whether a reporting company is the primary beneficiary of a VIE ultimately stems from whether the reporting entity will absorb a majority of the VIE’s anticipated losses or receive a majority of the VIE’s anticipated gains.

Variable Interest Entity: The Trust may be a variable interest entity because it has required outside infusions of cash over its existence.

Variable Interest: The Company analyzed its transactions with and relationship to the Trust and concluded that it may have had a very small variable interest in the Trust based on its obligation to perform the acts necessary to have the SEC declare a registration statement effective. Further, Axion appeared to have had a limited variable interest based on its obligation, pursuant to the requirements in the Trust instrument that Axion pay Trust expenses until the required registration statement was declared effective. However, in reality, Axion never paid any significant Trust expenses for three reasons: (1) while the Trust included a provision for payment of expenses, no significant expenses were ever paid, (2) the Trust suspended operations on April 4, 2004 when Mega-C Power Corp. entered bankruptcy; and (3) the explicit obligation the Company had to pay certain expenses of the Trust ended on January 7, 2005 when the required registration statement was declared effective. The Company’s relationship to and transactions with the Trust, based on actual transactions, constituted a very small variable interest, if any, compared to other entities who provided much larger amounts of support to the Trust, for which the Company had no responsibility. Further no shares were expected to be returned to Axion at the time these assessments were made. The relative size of the variable interest is relevant to the determination of the primary beneficiary, as discussed below.

Primary Beneficiary: Axion did not and will not absorb a majority of the Trust’s anticipated losses or derive the benefit of a majority of the Trust’s gains, if any, at any time. The primary beneficiary, at the time of assessment, based on an assessment of what entity (entities) absorbs a majority of the entity’s expected losses, receives a majority of its expected residual returns, or both, as a result of holding variable interests, was the creditors and shareholders of Mega-C Power Corp, as a group. These were the entities, as groups, who would be affected by increases and decreases in the Trust’s primary asset, the Axion stock. These two groups will also suffer a diminution in assets available for distribution to them because of the expenses the Trust incurs. The increases and decreases in the value of the Axion stock in the Trust will have no effect on Axion. Axion may have had a very limited obligation in the first quarter of 2004 but few, if any, expenses were incurred by the Trust in that quarter. In the second quarter, Mega-C Power Corp. entered bankruptcy and the Trust became dormant and, effectively, under the jurisdiction of the Bankruptcy Court. Upon registration of the Trust shares in January 2005 Axion’s obligation to the Trust ended except as described below relative to possible registration of shares.

Based on the above, Axion was not the primary beneficiary and accordingly, Axion is not required to consolidate the Trust. Axion’s relationship with the Trust ended when the Bankruptcy Court in Reno confirmed the bankruptcy plan in 2006 except as described below relative to possible registration of shares. (See “Settlement Agreement” below)

Trust Registration Rights: The Company registered 7,327,500 shares of common stock held by the Mega-C Trust by a registration statement the SEC declared effective January 7, 2005.  Pursuant to the confirmed Chapter 11 Plan (See footnote captioned “Subsequent Events”), as referenced above, the Company may be required to register 5,700,000 of those shares (the "Plan Funding Shares") which fund the Chapter 11 Plan.  The Company filed a post-effective amendment relating to the resale or other disposition of 1,627,500 shares, of which, 1 million represent a portion of the Plan Funding Shares and 627,500 represent shares to pay expenses of the Trust. In paragraph 1(d) of the Settlement Agreement, the Company further agreed to file such additional registration statements or post-effective amendments as may be necessary or desirable to facilitate or accommodate the sale or distribution of 4,700,000 of those shares. The Settlement Agreement was incorporated and approved in its entirety in paragraph 6.1 of the Second Amended Plan, which further provided in paragraph 6.12 that the Second Amended Shareholder Trustee and the Liquidation Trustee have the right and power to request that the Company file such amendments to the registration statement for the Plan Funding Shares.

Taylor Litigation: On February 10, 2004, Lewis “Chip” Taylor, Chip Taylor in Trust, Jared Taylor, Elgin Investments, Inc. and Mega-C Technologies, Inc. (collectively the “Taylor Group”) filed a lawsuit in the Ontario Superior Court of Justice Commercial List (Case No. 04-CL-5317) that named Tamboril, APC, Rene Pardo, Marvin Winick, Kirk Tierney, Joseph Piccirilli, Ronald Bibace, Robert Averill, James Smith, James Eagan, Thomas Granville, Joseph Souccar, Glenn W. Patterson, Canadian Consultants Bureau Inc., Robert Appel, Harold Rosen, Igor Filipenko, Valeri Shtemberg, Yuri Volfkovich, Pavel Shmatko, Michael Kishinevsky, Mega-C Power Corporation (Nevada), Mega-C Power Corporation (Ontario), C&T, Turitella Corporation, Gary Bouchard, Fogler Rubinoff LLP, Netprofitetc Inc., 503124 Ontario Ltd., HAP Investments LLC, Infinity Group LLC, James Keim, Benjamin Rubin and John Doe Corporation as defendants. Although the complaint alleges a number of complex and intersecting causes of action, it appears that with respect to the Company and certain of its directors, officers and stockholders, the lawsuit alleged a conspiracy to damage the value of the Taylor Group’s investment in Mega-C and deprive the Taylor Group of its alleged interests in the technology based on an alleged “oral” agreement, as well as damages of $250,000,000.

Based on orders entered in the Bankruptcy Court on February 11, 2008, management believes that this litigation against the Company is resolved, as set forth more fully in the section entitled “Settlement Agreement and Confirmed Chapter 11 Plan.”

Mega-C Bankruptcy Court Litigation: As described above, shortly after the formation of the Trust, Lewis “Chip” Taylor, Chip Taylor in Trust, Elgin Investments, Jared Taylor and Mega-C Technologies filed suit against Axion and APC’s founders (the “Taylor Litigation”). The Company, APC and Thomas Granville filed an involuntary Chapter 11 petition against Mega-C in the U.S. Bankruptcy Court for the District of Nevada (Case No. BK-N-04-50962-gwz).

In February 2005, the Bankruptcy Court stayed the Taylor Litigation pending resolution of Mega-C’s Chapter 11 bankruptcy case. In March 2005, the Bankruptcy Court appointed William M. Noall to serve as Chapter 11 Trustee for the Mega-C case. On June 7, 2005, the Chapter 11 Trustee commenced an adversary proceeding against Sally Fonner, the trustee of the Trust (Adversary Proceeding No. 05-05042-gwz), demanding, among other things, the turnover of at least 7,327,500 shares of the Company’s stock held by the Trust as property of the bankruptcy estate.

On July 27, 2005, the Company commenced an adversary proceeding against the Chapter 11 Trustee and Ms. Fonner (Adversary Proceeding No. 05-05082-gwz) for the purpose of obtaining a judicial determination that as of the petition date:

·	Mega-C's license to commercialize the technology was terminated;

·	Mega-C does not have any interest in the technology;

·	Mega-C did not transfer any property to the Company with the intent to damage or defraud any entity;

·	Mega-C did not transfer any property to the Company for less than reasonably equivalent value; and

·
If the court ultimately decides that Mega-C has a valid legal interest in the technology, then the Company is entitled to terminate the Trust. Further, Axion amended its complaint in September 2005 to assert its legal right to have the Trustee of the Mega-C Trust hold the assets of the Trust for the benefit of the Company in the event the bankruptcy court were to grant the Chapter 11 Trustee's request for turnover of the Trust assets and to set aside the Trust. Among other things these theories made it necessary to name Sally A. Fonner as a defendant in the lawsuit.

Settlement Agreement and Confirmed Chapter 11 Plan: On December 12, 2005, the Company entered into a settlement agreement with Mega-C, represented by its Chapter 11 Trustee William M. Noall ("Noall"), and the Trust, represented by its trustee Sally A. Fonner ("Fonner"). Additional signatories to the settlement agreement include: (a) the Company's subsidiaries APC and C&T; (b) Fonner in both her capacity as Mega-C's sole officer and director and as trustee of the Trust; (c) certain former stockholders of APC including Robert Averill, Joe Piccirilli, Canadian Consultants Bureau Inc., James Smith, James Eagan, Tom Granville, Joe Souccar, HAP Investments, LLC, Glenn Patterson, Igor Filipenko, Ron Bibace, Kirk Tierney, Infinity Group, LLC, James Keim and Turitella Corporation; (d) Paul Bancroft, and (e) certain former stockholders of C&T including, Yuri Volkovich, Pavel Shmatko, Albert Shtemberg, Edward Shtemberg, C&T Co., Inc. in Trust, Oksana Fylypenko, Andriy Malitskiy, Valeri Shtemberg, Yuri Shtemberg, Victor Eshkenazi, Miraslav E. Royz, and Rimma Shtemberg.

The settlement agreement was approved by the Bankruptcy Court after a hearing in an order dated February 1, 2006. Certain terms were subject to confirmation and effectiveness of Mega-C's Chapter 11 plan of reorganization. On November 8, 2006, the Bankruptcy Court entered an order confirming the plan which was subsequently substantially consummated on November 21, 2006. The settlement agreement was fully incorporated in the confirmed Chapter 11 plan. At the date of these financial statements, the plan is fully effective and substantially consummated.  Accordingly, all pending and potential disputes between the parties to the Settlement Agreement have been resolved. In summary, the following steps have been accomplished:

·	The Company has compromised and withdrawn its notes receivable from Mega-C to an allowed unsecured claim of $100;

·	Mega-C has assigned all of its right, title and interest, if any, in the technology and any and all tangible and intangible personal property in the Company's possession to the Company;
·
The Trust has been restated and retained 4,700,000 shares that will be sold to pay creditor claims that remain unsatisfied from the Liquidation Trust described below, with the balance to be proportionately distributed to the holders of allowed equity interests in Mega-C in connection with the implementation of Mega-C's Chapter 11 plan. It is also the owner of 685,002 share certificates which serve as collateral for loans paid to the newly created Liquidation Trust in the amount of $2,055,000;

·
A newly created Liquidation Trust received the proceeds of loans in the amount of $2,055,000, secured by 685,002 shares and has legal title to 314,998 shares that will be sold to pay creditor claims and Liquidation Trust expenses.

·	The former trustee of the Trust has received 627,500 shares as compensation by the Trust through the effective date of Mega-C's plan; and

·	The Trust surrendered 1,500,000 shares to the Company which were promptly cancelled as discussed under “Trust corpus” above.

The litigation settlement and releases provided by the plan, which are as broad as the law allows, are now binding on Mega-C, the Chapter 11 trustee, the Taylor Group and all other parties described in the plan of reorganization. The plan requires the Liquidation Trustee or the Second Amended Shareholders Trustee to seek dismissals of the Taylor litigation to the extent the litigation asserts derivative or other causes of action that belong to the Chapter 11 estate of Mega-C.

While certain aspects of the litigation discussed above are on appeal to the Ninth Circuit Court of Appeals and to the United States District Court for the District of Nevada, management believes the possibility of any adverse decision to the Company to be remote.

In orders entered on February 11, 2008, the Bankruptcy Court held that the alleged “oral” agreement creating rights or interests in the Technology in favor of the Taylor Group never existed and, even if it had, the Taylor Group transferred any such rights to the Debtor which were then transferred to the Company by the confirmed Chapter 11 Plan. The Bankruptcy Court held that the Taylor Group has no interest in or rights to the Technology. The Bankruptcy Court held that the only rights the Taylor Group has are as putative creditors or shareholders of Mega-C and that any attempts to claim an interest in or contest the Company’s title to the Technology are contrary to the permanent injunction of the Chapter 11 Plan.

Future Litigation Costs: No amounts have been accrued in the accompanying balance sheet related to future litigation costs. Protracted litigation or higher than anticipated costs could significantly reduce available working capital and have a material adverse impact on the company’s financial condition.

Notes Receivable-Mega-C: The Company advanced funds to Mega-C over the years from 2003 to 2005. The Company considered these notes impaired, by recording an allowance for doubtful accounts, in an amount equal to the aggregate of the advances, net of certain repayments, against the Mega-C advances as the advances were made.

Because of the uncollectibility of the Mega-C receivable, as confirmed by the above described transactions and events, the Company recorded a recovery of notes receivable previously written off in November of 2006 in the amount of $100 as well as other assets received from Mega-C Power Corp. The other assets received, primarily miscellaneous fixed assets, have been determined to be negligible in value and no attempt has been made to secure an appraisal or record any amounts for these assets. Most importantly, the confirmation of the plan of reorganization conveyed all of Mega C’s right, title and interest, if any, in the technology to the Company, thereby resolving a significant challenge to the Company’s ownership of the technology.

Note 14 — Commitments and Contingencies and Significant Contracts

Facilities During 2006 the Company closed the facilities in Woodbridge, Ontario and moved to New Castle, Pennsylvania. The agreement provided for an initial term of two years with two renewal terms of five years each. The monthly rent payable for the initial term of the agreement was $10,000. During the two extension terms, the rent was to be based on market rates as determined by negotiation between the parties, or if the parties are unable to reach a mutually agreed rental rate, by an independent appraisal process. In April of 2008, the company signed a new lease that also added to our existing space at our manufacturing plant in New Castle, Pennsylvania. The new lease calls for a monthly payment of $16,142 with an initial term of two (2) years beginning April 2008. In addition to the monthly rental, APB is obligated to pay all required maintenance costs, taxes and special assessments, maintain public liability insurance in the amount of $1 million, and maintain fire and casualty insurance for an amount equal to 100% of the replacement value of the leased premises. Rent expense for this plant amounted to approximately $202,000 and $135,800 for the years ended December 31, 2008 and 2007, respectively. Future commitments under the term of this lease amount to $194,000 for 2009 and $48,000 in 2010.

In December 2008, we signed a letter agreement to sublease from a current tenant on a month-to-month basis a building consisting of 54,000 square feet in New Castle, Pennsylvania. Monthly rental for this space is $19,300 on a monthly basis, subject to an annual inflation adjustment in January of each year.  In addition to the monthly rental, we are obligated to pay all required maintenance costs, taxes and special assessments, maintain public liability insurance, and maintain fire and casualty insurance for an amount equal to 100% of the replacement value of the leased premises.  Rent expense for this facility amounted to $53,000 for the year ended December 31, 2008. This month-to-month rental agreement continues until the earlier of (1) purchase of the building by the Company or a third party; (2) termination of the letter agreement by either party; or (3) December 31, 2010.

Employment Agreements:   We have entered into executive employment agreements with Thomas Granville, Edward Buiel, Andrew Carr Conway, Jr., Robert Nelson and Donald T. Hillier, however our agreement with Mr. Conway terminated on July 4, 2008. These agreements generally require each executive to devote substantially all of his business time to our affairs, establish standards of conduct, prohibit competition with our company during their term, affirm our rights respecting the ownership and disclosure of patents, trade secrets and other confidential information, provide for the acts and events that would give rise to termination of such agreements and provide express remedies for a breach of the agreement. Each of our executives will participate, without cost, in our standard employee benefit programs, including medical/hospitalization insurance and group life insurance, as in effect from time to time. Each of the covered executives will generally receive an automobile allowance and reimbursement for all reasonable business expenses incurred by him on behalf of the Company in the performance of his duties. The provisions of the individual agreements set forth in the following table:

Name	Position	Date	Term	Salary	Options	Price	Vesting	Stock
Thomas Granville (1)	CEO	6/23/08	2-year	$324,000	90,000	$2.50	Monthly	0
Donald T. Hillier (2)	CFO	6/18/08	3-year	$150,000	180,000	$2.50	Monthly	90,000
Dr. Edward Buiel (3)	VP and CTO	6/23/08	2-year	$180,000	100,000	$2.50	05/31/10	80,000
Andrew Carr Conway, Jr. (4)	Former CFO	8/31/07	6 months	$180,000	120,000	$4.50	Monthly	0
Dr. Robert Nelson (5)	VP Mfg. Eng.	12/1/07	2-year	$132,000	108,000	$5.00	Monthly	36,000

1.
Thomas Granville. On June 23, 2008, we entered into an Executive Employment Agreement with Thomas Granville as Chief Executive Officer. Pursuant to this agreement, Mr. Granville receives a monthly base salary of $27,000 for the period commencing June 1, 2008, and terminating May 31, 2010. Mr. Granville’s base salary is subject to annual review, and such salary is subject to renegotiation on the basis of Mr. Granville’s and the Company’s performance. In addition, Mr. Granville received a signing bonus of $250,000, paid 50% within ten (10) days of the execution of the agreement and 50% upon receipt of the final $10,000,000 investment from the Quercus Trust. The Company also granted Mr. Granville an option to purchase 90,000 shares of our common stock at a price of $2.50 per share at a vesting rate of 3,750 shares per month through the term of the agreement. Mr. Granville is eligible to participate in any executive compensation plans adopted by the shareholders of the Company and the Company's standard employee benefit programs.

2.
Donald T.  Hillier.  On June 18, 2008, we entered into an Executive Employment Agreement with Donald T. Hillier as Chief Financial Officer.  Pursuant to this agreement, Mr. Hillier receives a monthly base salary of $12,500 for the period commencing June 16, 2008, and terminating June 15, 2011.  Mr. Hillier's base salary is subject to review after six (6) months and then on an annual basis thereafter, and such salary is subject to renegotiation on the basis of Mr. Hillier's and the Company's performance.  The Company also granted to Mr. Hillier 90,000 shares of common stock which will vest in equal 30,000 share amounts on June 16 of each of 2009, 2010 and 2011.  In addition, Mr. Hillier was granted an option to purchase 180,000 shares of common stock at a price of $2.50 per share at a vesting rate of 5,000 shares per month through the term of the agreement.  Mr. Hillier is eligible to participate in any executive compensation plans adopted by the shareholders of the Company and the Company's standard employee benefit programs.

3.
Edward Buiel, Ph.D. On June 23, 2008, we entered into an Executive Employment Agreement with Dr. Edward Buiel as Vice President and Chief Technology Officer. Pursuant to this agreement, Dr. Buiel receives a monthly salary of $15,000 for the period commencing June 1, 2008 and terminating May 31, 2010. Dr. Buiel’s base salary is subject to annual review, and such salary is subject to renegotiation on the basis of Dr. Buiel’s and the Company’s performance. In addition, Dr. Buiel received a signing bonus of $110,000, paid 90% within ten (10) days of the execution of the agreement and 10% upon the receipt of the final $10,000,000 investment from the Quercus Trust.  Also, if Dr. Buiel is still employed with the Company on June 1, 2011, he will receive a bonus of $50,000, notwithstanding any other bonus arrangement. The Company also reconfirmed Dr. Buiel’s option to purchase 100,000 shares of our common stock, which had been previously granted in his prior Executive Employment Agreement dated December 29, 2006. These existing options remain exercisable at a price of $3.75 per share and shall vest 50% on December 29, 2009 and 50% on December 29, 2010 assuming Dr. Buiel is still employed by the company on each of those respective dates. In addition, Dr. Buiel was granted an option to purchase 100,000 shares of our common stock in recognition of the opportunity cost associated with the one year extension of his new Executive Employment Agreement. These options are exercisable at a price of $2.50 per share and shall vest on May 31, 2011. Dr Buiel was also granted 80,000shares of common stock, of which 30,000 vests on December 29, 2009, and 50,000 will vest on May 31, 2011.  Dr. Buiel is eligible to participate in any executive compensation plans adopted by the shareholders of the Company and the Company's standard employee benefit programs. Certain of these equity awards were awarded under Dr. Buiel’s 2006 employment agreement and the terms of such awards have been incorporated into his new Executive Employment Agreement.

4.
Andrew C. Conway, Jr. Under the terms of his employment agreement effective August 2007, which had an original term of six months, Mr. Conway received an annualized salary of $180,000, bonuses as determined by the compensation committee and an option to purchase 10,000 shares of our common stock at a price of $4.50 per share for each month of service. 30,000 options vested with the execution of the contract, and the balance vest periodically over the remainder of the contract. The contract automatically renewed for an additional six month term ending August 31, 2008. A total of 120,000 options were awarded under the extended contract. Mr. Conway served as the Company’s CFO through June 2008, and his employment agreement terminated, as mutually agreed, on July 4, 2008.

5.
Dr. Robert F. Nelson. Under the terms of his employment agreement effective December 2007, which has a term of two years, Dr. Nelson receives an annual salary of $132,000 and bonuses as determined by the compensation committee. In addition, Dr. Nelson receives an option to purchase 108,000 shares of our common stock at a price of $5.00 per share and 36,000 shares of restricted common stock, each that vest over three years from the effective date of his employment agreement.

We have no retirement plans or other similar arrangements for any directors, executive officers or employees.

Purchase Orders

On November 3, 2008, the Company received the first purchase order for toll contract manufacturing of standard flooded lead acid batteries for a large North American lead acid battery company. The initial three types of batteries covered in this purchase order have successfully completed customer testing, and shipment was expected to begin late in the fourth quarter. The initial purchase order calls for the shipment of 92,250 batteries, spread fairly equally over 11 months, with a total aggregate base purchase price of $6,400,000. Raw materials will have an agreed upon base price with regular adjustments (not less than monthly) to account for market price fluctuations, which could cause fluctuations in the final purchase invoice. Due to economic conditions caused by the steep downturn in the economy, our customer was unable to accept product based on their original delivery schedule, resulting in only 1,500 batteries being shipped before the end of 2008. The Company, however, continued to make product and store it at our facility. The customer has informed the Company that it intends to honor its purchase order commitment, but in view of the current economic conditions there is no guarantee it will be able to do so. In early March 2009, the customer began taking delivery of the manufactured product and has set up a schedule to accept all of the remaining manufactured inventory, (approximately 13,500 batteries), by the end of April 2009.  All existing production, and future production, will take place on an ancillary "flooded battery line" so the production will not reduce capacity from the Company’s development of its proprietary PbC technologies, which will utilize the primary "AGM battery line" for production.

Note 15 — Subsequent Events

On February 5, 2009, the Company received a pair of grants from the Advanced Lead-Acid Battery Consortium, the leading industry association made up in part by the largest companies supplying the world’s battery market. The pair of grants total approximately $380,000, and will help support research into two key areas: (1) to identify the mechanism by which the optimum specification of carbon, when included in the negative active material of a valve-regulated lead-acid battery, provides protection against accumulation of lead sulfate during high-rate partial-state-of-charge operation; and (2) the second grant seeks simply to characterize Axion’s proprietary PbC™ battery in hybrid electric vehicle (HEV) type duty-cycle testing. The grants are administered through the Durham, NC-based International Lead Zinc Research Organization acting on behalf of the ALABC. The research work is expected to be completed in 2009.

On February 9, 2009, the Company received notice that is the recipient a grant from the Pennsylvania Alternative Fuels Incentive Grant program. The $800,000 first-year grant, which was announced by Governor Edward Rendell on January 29th, is part of the State’s overall effort to invest in businesses that are creating important and innovative clean energy and bio-fuels technologies. The award proceeds will be used to demonstrate the advantages the Axion proprietary PbC™ battery technology provides in a variety of electric vehicle types including: hybrids (HEVs), such as the popular Toyota Prius;  “plug-ins” (PHEVs)  used in commuter, delivery and other vehicles; and in electric vehicles (EV’s) and converted (from combustion engine operation) EV’s. The grant proceeds are expected to be received in 2009.